QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

Table of Contents

2	Financial Highlights
5	Management's Discussion and Analysis
56	Management's Responsibility for Financial Statements
57	Management's Report on Internal Control Over Financial Reporting
58	Reports of Independent Registered Public Accounting Firm
63	Consolidated Statements of Financial Position
64	Consolidated Statements of Net Loss and Comprehensive Loss
65	Consolidated Statements of Changes in Shareholders' Equity
66	Consolidated Statements of Cash Flows
67	Notes to the Consolidated Financial Statements
111	Directors and Officers
112	Corporate Information

Financial Highlights

(in CAD millions, except per share amounts)	Fiscal 2016	Fiscal 2015
Total revenue	$2,613.6	$3,145.7
Total same store sales (%)(1)	(4.3)%	(2.3)%
Total Core Retail same store sales (%)(1)	(4.9)%	(0.6)%
Net loss	(321.0)	(67.9)
Adjusted EBITDA(1)	(282.9)	(160.5)

	As at January 28, 2017	As at January 30, 2016
Cash	$235.8	$313.9
Working capital	460.6	543.0
Inventories	598.5	664.8
Total assets	1,244.4	1,633.2
Total long-term obligations, including principal payments on long-term obligations due within one year	20.3	24.2
Shareholders' equity	222.2	554.2

	As at January 28, 2017	As at January 30, 2016
Per share of capital stock
Basic and diluted net loss	$(3.15)	$(0.67)
Shareholders' equity	$2.18	$5.44

(1)
Total same store sales, Core Retail same store sales and Adjusted Net Loss Before Interest, Taxes, Depreciation and Amortization ("EBITDA") are operating performance and non-International Financial Reporting Standards ("IFRS") measures. See Section 1.e. "Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA".
  •
  Revenue was $2,613.6 million for the 52-week period ended January 28, 2017 ("Fiscal 2016") compared to $3,145.7 million for the 52-week period ended January 30, 2016 ("Fiscal 2015"), a decrease of $532.1 million. The decrease was attributable to sales declines in all product categories in Home & Hardlines and Apparel & Accessories. Included in the total revenue decrease for Fiscal 2016 was a decrease in our Direct channel of $203.0 million compared to Fiscal 2015, primarily due to a decrease in catalogues, catalogue pages and distribution, as well as challenges experienced with the launch of the new website. Also included in the total revenue decrease for Fiscal 2016 was the effect of store closures during and subsequent to Fiscal 2015, which negatively impacted revenue by $136.5 million. Commission and licensee revenue decreased by $75.7 million, primarily due to reduced revenues after the termination of the credit card marketing and servicing agreement with JPMorgan Chase Bank, N.A. (Toronto Branch) ("JPMorgan Chase") in November 2015. Services and other revenue decreased by $8.0 million, primarily due to reduced shipping fees on sales to customers through our Direct channel and Sears Home stores due to store closures.

  •
  Total same store sales decreased by 4.3% in Fiscal 2016 compared to Fiscal 2015. Same store sales in our full-line department and Sears Home stores combined ("Core Retail" stores) decreased by 4.9% in Fiscal 2016 compared to Fiscal 2015. Total same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. See Section 1.e. "Use of

    Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA".

  •
  The Company's gross margin rate was 27.3% in Fiscal 2016 compared to 31.8% in Fiscal 2015. The decrease in the gross margin rate in Fiscal 2016 was impacted by the termination of the credit card marketing and servicing agreement with JPMorgan Chase which reduced the gross margin by $67.8 million, the weakening of the Canadian dollar compared to the U.S. dollar which reduced the gross margin by $63.8 million, and the expenses incurred to resolve customer delivery issues noted during the holiday season which reduced the gross margin by $6.6 million.

  •
  Net loss in Fiscal 2016 was $321.0 million compared to $67.9 million in Fiscal 2015. The increase in the net loss was primarily due to a higher operating loss in Fiscal 2016 and a one-time gain on the termination of the credit card marketing and servicing agreement with JPMorgan Chase in Q4 2015.

  •
  Adjusted EBITDA in Fiscal 2016 was a loss of $282.9 million compared to a loss of $160.5 million in Fiscal 2015, an increase in the loss of $122.4 million. Adjusted EBITDA was negatively impacted by $76.2 million from the termination of the credit card marketing and servicing agreement with JPMorgan Chase, $59.5 million due to the weakening of the Canadian dollar compared to the U.S. dollar, and $24.3 million from expenses incurred for the Initium initiative and challenges experienced with the launch of the new website. These negative impacts were partially offset by a $23.0 million release of sales tax provision, a reduction of $14.9 million related to the closure of underperforming stores subsequent to Fiscal 2015, and a decrease of $5.6 million in severance costs which were not included in transformation expense. Excluding the impact of these items, Adjusted EBITDA for Fiscal 2016 declined by $5.9 million compared to Fiscal 2015. Adjusted EBITDA is a non-IFRS measure. See Section 1.e. "Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA" regarding the use of non-IFRS measures and an explanation of the components of Adjusted EBITDA for the respective periods.

  •
  Total cash was $235.8 million as at January 28, 2017 compared to $313.9 million as at January 30, 2016. The decrease of $78.1 million was primarily due to cash used for operating activities, partially offset by net proceeds received from lease termination and sale and leaseback transactions described in Note 26 "Gain on lease termination and sale and leaseback transactions" of the Notes to the Consolidated Financial Statements for Fiscal 2016.

Management's Discussion and Analysis

Table of Contents

Five Year Summary
Quarterly Performance
1.	Company Performance	10
2.	Consolidated Financial Position, Liquidity and Capital Resources	26
3.	Financial Instruments	31
4.	Funding Costs	33
5.	Related Party Transactions	33
6.	Shareholders' Equity	34
7.	Accounting Policies and Estimates	34
8.	Disclosure Controls and Procedures	39
9.	Risks and Uncertainties	40

Management's Discussion and Analysis

        "Sears", "Sears Canada", "we", "us", "our" or "the Company" refers to Sears Canada Inc. and its subsidiaries.

        Management's Discussion and Analysis ("MD&A") contains commentary from the Company's management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

        This MD&A should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements for the 52-week period ended January 28, 2017 ("Fiscal 2016" or "2016"). The 2015 fiscal year refers to the 52-week period ended January 30, 2016 ("Fiscal 2015" or "2015"). The 2014 fiscal year refers to the 52-week period ended January 31, 2015 ("Fiscal 2014" or "2014"). The fourth quarter unaudited results for Fiscal 2016, Fiscal 2015 and Fiscal 2014 reflect the 13-week periods ended January 28, 2017 ("Q4 2016"), January 30, 2016 ("Q4 2015") and January 31, 2015 ("Q4 2014"), respectively. The third quarter unaudited results for Fiscal 2016 and Fiscal 2015 reflect the 13-week periods ended October 29, 2016 ("Q3 2016") and October 31, 2015 ("Q3 2015"), respectively. The second quarter unaudited results for Fiscal 2016 and Fiscal 2015 reflect the 13-week periods ended July 30, 2016 ("Q2 2016") and August 1, 2015 ("Q2 2015"), respectively. The first quarter unaudited results for Fiscal 2016 and Fiscal 2015 reflect the 13-week periods ended April 30, 2016 ("Q1 2016") and May 2, 2015 ("Q1 2015"), respectively. The 2017 fiscal year refers to the 53-week period ending February 3, 2018 ("Fiscal 2017" or "2017").

        This MD&A is current as of April 26, 2017 unless otherwise stated.

        Additional information relating to the Company, including the Company's Annual Information Form ("AIF") dated April 26, 2017 and the Management Proxy Circular ("MPC") dated April 26, 2017, can be obtained by contacting Sears Canada's Corporate Communications department at 416-941-4422. The 2016 Annual Report, together with the AIF and MPC, have been filed with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval ("SEDAR") and with the U.S. Securities and Exchange Commission ("SEC"), and can be accessed on the SEDAR website at sedar.com and on the SEC website at sec.gov. Additional information relating to the Company is also available online at sedar.com and at sec.gov.

        Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information

        Certain information in the Annual Report and in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company's future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 "Company Performance", Section 2 "Consolidated Financial Position, Liquidity and Capital Resources", Section 3 "Financial Instruments", Section 6 "Shareholders' Equity", Section 7 "Accounting Policies and Estimates" and Section 9 "Risks and Uncertainties". Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

        Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company's ability to compete effectively in the highly competitive retail industry; the ability of the Company to successfully implement its strategic initiatives; the ability of the Company to enhance its financial flexibility and liquidity, including to improve its cash position; weaker business performance in the fourth quarter, traditionally the Company's strongest quarter; seasonal weather patterns; customer preferences and changes in consumer spending; ability to achieve productivity improvements and cost savings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; ability of the Company to secure an agreement with a financial institution for the management of the Company's credit and financial services operations; ability to implement and continue the Company's new consumer financing program; the ability of the Company's new loyalty program to attract and retain customers; ability to successfully implement the Company's new digital e-commerce platform nation-wide; ability of the Company to migrate sufficient catalogue customers and business to online; disruptions to the Company's computer systems; economic, social, and political instability in jurisdictions where suppliers are located; fire damage to and/or, structural integrity and fire safety of, foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company's relationship with its suppliers; the Company's reliance on third parties in outsourcing arrangements, and their ability to perform the arrangements for which they have been engaged; the creditworthiness and financial stability of the Company's licensees and business partners; willingness of the Company's vendors to provide acceptable payment terms; the outcome of product liability claims; loss of reputation resulting from security or data breaches or loss of customer information; failure of the Company's IT systems; fraud or theft resulting from weaknesses in the Company's payment systems; effect of long-term leases on the Company's ability to respond to changing demographics; failure to comply with operating covenants in the Company's leases; changes in laws, rules and regulations applicable to the Company; loss of the Company's status as a foreign private issuer; compliance costs associated with environmental laws and regulations; the outcome of pending legal proceedings; maintaining adequate insurance coverage; changes to customer spending patterns due to domestic or international events outside the Company's control; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; limits on the Company's access to financing sources; fluctuations in foreign currency exchange rates; failure of counterparties to meet their payment obligations to the Company; the possibility of negative investment returns in the Company's pension plan or an increase to the defined benefit obligation including the potentially restrictive impact such an increase might have on credit availability; interest rate fluctuations and other changes in funding costs and investment income; the impairment of intangible and other long-lived assets; the possible future termination of certain intellectual property rights associated with the "Sears" name and brand names if Sears Holdings Corporation ("Sears Holdings") reduces its interest in the Company to less than 10%; potential conflict of interest of some of the directors and executive officers of the Company owing to their ownership of Sears Holdings' common stock; possible changes in the Company's ownership by Edward S. Lampert, ESL Investments, Inc. ("ESL") and other significant shareholders; price and volume volatility of the Company's common shares; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; and uncertainties associated with critical accounting assumptions and estimates. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company's 2016 Annual Report under Section 9 "Risks and Uncertainties" and elsewhere in the Company's filings with securities regulators. The forward-looking information in the Annual Report and in this MD&A are, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company's financial position and results of operations as well as the Company's objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Five Year Summary

	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012(1)(2)
Results for the year (in CAD millions)
Total revenue	$2,613.6	$3,145.7	$3,424.5	$3,991.8	$4,346.5
Depreciation and amortization	31.4	48.4	89.3	111.4	126.5
(Loss) earnings before income taxes	(318.2)	(62.7)	(360.0)	490.0	114.2
Income tax (expense) recovery	(2.8)	(5.2)	21.2	(43.5)	(13.0)
Net (loss) earnings	(321.0)	(67.9)	(338.8)	446.5	101.2
Dividends declared	—	—	—	509.4	101.9
Capital expenditures(3)	27.4	45.4	54.0	70.8	101.6

Year end position (in CAD millions)
Accounts receivable, net	$67.1	$59.4	$73.0	$83.3	$77.7
Inventories	598.5	664.8	641.4	774.6	851.4
Property, plant and equipment	227.1	444.1	567.6	785.5	1,118.5
Total assets	1,244.4	1,633.2	1,774.1	2,392.3	2,504.7
Working capital	460.6	543.0	522.0	567.0	410.7
Total long-term obligations, including principal payments on long-term obligations due within one year	20.3	24.2	28.1	35.9	59.4
Shareholders' equity	222.2	554.2	570.8	1,073.8	1,076.4

Per share of capital stock
Basic net (loss) earnings	$(3.15)	$(0.67)	$(3.32)	$4.38	$0.99
Dividends declared	—	—	—	5.00	1.00
Shareholders' equity	2.18	5.44	5.60	10.54	10.57

Financial ratios
Current ratio	1.8	1.9	1.8	1.7	1.5
Debt/equity ratio (%)	9.1	4.4	4.9	3.3	5.5
Gross margin (%)	27.3	31.8	32.6	36.2	36.7

Breakdown of the Company's locations
Full-line department stores(4)	95	95	113	118	118
Sears Home stores(5)	26	41	47	48	48
Outlet stores(4)	14	23	11	11	11
Specialty type: Appliances and Mattresses	—	—	1	4	4
Hometown stores(5)	69	125	201	234	261
Sears Home Services showrooms	—	—	—	8	9
Corbeil	32	33	35	34	33
National Logistics Centres	5	6	6	6	6
Sears Travel offices	62	84	96	97	101
Catalogue and online merchandise pick-up locations	830	1,213	1,335	1,446	1,512

(1)
The 2012 fiscal year ("Fiscal 2012") refers to the 53-week period ended February 2, 2013.

(2)
Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard "IFRS 11, Joint Arrangements".

(3)
Capital expenditures represent purchases for which payment has been made by the end of the fiscal year.

(4)
During Fiscal 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line department stores.

(5)
During Fiscal 2016, the Company reclassified one Hometown store to a Sears Home store based on changes to its merchandise mix.

Quarterly Performance

        The Company's operations are seasonal in nature. Accordingly, merchandise, service and commission revenue will vary by quarter based upon customer spending behaviour. Historically, the Company's revenue and operating results are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns. However, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. Other factors that affect the Company's sales and results of operations include actions by its competitors, timing and effectiveness of its promotional events, changes in economic conditions, population and other demographics. In addition, the Company offers seasonal goods and services. The Company sets inventory levels and promotional activity to be aligned with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.

        Accordingly, the Company's results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and total same store sales for any particular period may increase or decrease.

        The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared in accordance with IFRS.

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
(in CAD millions, except per share amounts)	2016	2015	2016	2015	2016	2015	2016	2015
Total revenue	$744.0	$887.6	$625.2	$792.1	$648.5	$768.8	$595.9	$697.2
Net (loss) earnings	$(45.8)	$30.9	$(120.0)	$(53.2)	$(91.6)	$13.5	$(63.6)	$(59.1)
Basic and diluted net (loss) earnings per share	$(0.45)	$0.30	$(1.18)	$(0.52)	$(0.90)	$0.13	$(0.62)	$(0.58)

Common Share Market Information

        The table below provides prices for the Company's common shares traded on the Toronto Stock Exchange (symbol: SCC).

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	2016	2015	2016	2015	2016	2015	2016	2015
High	$2.64	$11.25	$3.75	$9.88	$4.85	$11.32	$5.98	$12.60
Low	$1.95	$5.44	$2.65	$7.08	$3.44	$7.11	$3.07	$9.18
Close	$1.95	$6.15	$2.65	$9.01	$3.50	$7.50	$4.90	$9.36
Average daily trading volume	20,319	10,764	11,700	6,462	23,131	12,772	31,015	16,113

        The table below provides prices for the Company's common shares traded on the NASDAQ (symbol: SRSC), quoted in U.S. dollars.

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	2016	2015	2016	2015	2016	2015	2016	2015
High	$1.95	$8.48	$2.88	$7.63	$3.76	$9.24	$4.27	$10.00
Low	$1.45	$3.75	$1.95	$5.22	$2.64	$5.47	$2.36	$7.66
Close	$1.45	$4.40	$1.95	$7.25	$2.76	$5.77	$3.90	$7.69
Average daily trading volume	35,268	46,971	33,151	45,153	25,616	31,540	70,732	40,631

1.     Company Performance

a.     Merchandising Operations and Business Overview

        The Company is comprised of one reportable segment, Merchandising. The Company's operations include the sale of goods and services through the Company's Retail channels, which includes its full-line department, Sears Home, Hometown, Outlet, Corbeil Electrique Inc. ("Corbeil") stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to logistics services provided through the Company's wholly-owned subsidiary S.L.H. Transport Inc. ("SLH") and product repair. Commission revenue includes travel, home improvement services, insurance, wireless and long distance plans. Licensee fee revenue is comprised of payments received from licensees that operate within the Company's stores (See Note 13 "Financial instruments" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information).

Retail Channels

  Full-line department stores — Sears full-line department stores are located primarily in suburban enclosed shopping centres. The major merchandise categories include the following:

    Apparel & Accessories — women's, men's and children's apparel, nursery products, cosmetics, jewellery, footwear and accessories.

    Home & Hardlines — home furnishings and mattresses, home décor, lawn and garden, hardware, leisure, seasonal products, toys, floorcare, sewing and major appliances.

  Although merchandise varies by store, the merchandise sales mix between the two major categories are approximately 40% Home & Hardlines and 60% Apparel & Accessories.

  Full-line department stores include a Sears catalogue and online merchandise pick-up location. Sears Travel offices and licensed businesses, such as optical centres and portrait studios, are also located in many of the Company's full-line department stores.

  Sears Home stores — Sears Home stores are typically located in power centres and present an extensive selection of furniture, mattresses and box-springs, and major appliances. The majority of these stores range in size from 35,000 to 60,000 square feet.

  Hometown stores — Sears Hometown locations are primarily independently operated and offer major appliances, furniture, mattresses and box-springs, outdoor power equipment as well as a catalogue and online merchandise pick-up location. Most Hometown stores are located in markets that lack the population to support a full-line department store.

  Outlet stores — Sears Outlet stores offer clearance merchandise, primarily from the Company's full-line department stores and Direct channel, as well as surplus big-ticket items from all channels.

  Corbeil — Corbeil is a chain of major appliance specialty stores located throughout Québec, the Greater Toronto Area and Eastern Ontario. There are 32 stores in the chain, 16 of which are franchised. The chain also includes two liquidation centres and one distribution centre in Montreal. Stores average approximately 6,500 square feet in size.

  Sears Travel — Sears Travel service operates within 62 Sears locations across Canada and via an online travel service at searstravel.ca and 1-866-FLY-SEARS, which connects customers to the nearest geographical branch. TravelBrands Inc. manages the day-to-day operations of all Sears Travel offices and the Sears Travel website.

Sears Home Services

  Operating under the Sears Home Improvements brand, the Company offers a broad range of home services, including carpet and duct cleaning, installation and assembly of heating and cooling equipment, custom window coverings, windows and doors, and other products purchased at Sears stores.

Direct Channel

  The Company's Direct channel is comprised of its catalogue business, which is Canada's largest general merchandise catalogue business, and sears.ca, an online shopping destination with over 91.3 million visits in Fiscal 2016, including desktop and mobile platforms. With two distribution centres exclusively dedicated to servicing the Direct channel and 830 catalogue and online merchandise pick-up locations nationwide, Sears can deliver orders in most areas of the country. Orders can be placed by telephone at 1-800-26-SEARS, by fax, online at sears.ca or in person through Sears stores and catalogue agents. At the end of Fiscal 2016, 698 of the total 830 catalogue and online merchandise pick-up locations were independently operated under local ownership, with the remaining 132 units located within Sears locations.

  Catalogue — In Fiscal 2016, 11 different catalogues were distributed throughout Canada, including four Specialogues, designed to offer more seasonally relevant merchandise to specific customers.

  Sears.ca — The Company's website, sears.ca, enables the Company to provide new merchandise offers directly to web customers and highlights the Company's extensive general merchandise selection. In Fiscal 2016, the Company continued to invest in its online capabilities to improve the user experience, and engage new customers and demographics. A new digital e-commerce platform, Initium, was developed and launched in November 2016. Sears is committed to maintaining its reputation as a trusted Canadian retailer by focusing on customer privacy and satisfaction when shopping on sears.ca.

Logistics

  National Logistics Centres ("NLC") — Sears operates five logistics centres strategically located across the country. The logistic centres are comprised of two owned and three leased warehouse facilities which serve all channels of the business. The total floor area of these logistics centres was 5.1 million square feet at the end of Fiscal 2016, of which 4.4 million square feet is devoted to warehouse and logistics operations. The remainder of the space is utilized for other Sears operations, including call centre services. See Note 28 "Assets classified as held for sale" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

  S.L.H. Transport Inc. ("SLH") — The Company's wholly-owned subsidiary, SLH, transports merchandise to stores and catalogue and online merchandise pick-up locations. SLH is responsible for providing logistics services for the Company's merchandising operations by operating a fleet of tractors and trailers to provide carrier services for Sears and contract carrier services to commercial customers who are unrelated to Sears. The arrangements with third parties increase SLH's fleet utilization and improve the efficiency of its operations. SLH has developed a nationwide distribution network to provide better and more consistent service to its customers.

        As at the end of Fiscal 2016, Fiscal 2015, and Fiscal 2014, the Company's locations were distributed across the country as follows:

						As at January 28, 2017	As at January 30, 2016	As at January 31, 2015
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-line department stores(2)	10	23	32	18	12	95	95	113
Sears Home stores(1)	—	5	15	4	2	26	41	47
Outlet stores(2)	1	3	7	2	1	14	23	11
Specialty type: Appliances and Mattresses stores	—	—	—	—	—	—	—	1

Corporate stores	11	31	54	24	15	135	159	172

Hometown stores(1)	15	6	8	22	18	69	125	201

Corbeil franchise stores	—	14	2	—	—	16	16	16
Corbeil corporate stores	—	12	4	—	—	16	17	19

Corbeil	—	26	6	—	—	32	33	35

NLCs(3)	—	1	2	1	1	5	6	6

Travel offices	6	17	26	7	6	62	84	96

Catalogue and online merchandise pick-up locations	88	194	265	208	75	830	1,213	1,335

(1)
During Fiscal 2016, the Company reclassified one Hometown store to a Sears Home store based on changes to its merchandise mix.

(2)
During Fiscal 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line department stores.

(3)
Sears operates five logistics centres strategically located across the country, each referred to as a NLC. The NLCs are comprised of two owned and three leased warehouse facilities which serve all channels of the business. See Note 28 "Assets classified as held for sale" in the Company's Consolidated Financial Statements for Fiscal 2016 for additional information.

        In Fiscal 2016, the Company closed 16 Sears Home stores, nine Outlet stores, 55 Hometown stores, one Corbeil corporate store, 22 Sears Travel offices and 467 catalogue and online merchandise pick-up locations. The Company opened 84 catalogue and online merchandise pick-up locations.

        In Fiscal 2015, the Company closed two full-line department stores, six Sears Home stores, four Outlet stores, one Appliances and Mattresses store, 76 Hometown stores, two Corbeil corporate stores, 12 Sears Travel offices and 131 catalogue and online merchandise pick-up locations. The Company opened nine catalogue and online merchandise pick-up locations.

        In Fiscal 2014, the Company closed five full-line department stores, as a result of lease terminations and lease amendments that occurred during Fiscal 2013. The Company also closed one Sears Home store, three Appliances and Mattresses stores, 34 Hometown stores, one Sears Travel office and 142 catalogue and online merchandise pick-up locations. The Company opened one Hometown store, one Corbeil franchise store and 31 catalogue and online merchandise pick-up locations, and converted one Corbeil franchise store to a Corbeil corporate store.

        As of the end of Fiscal 2016, the number of selling units leased and owned by the Company was as follows:

	Leased	Owned	Total
Full-line department stores	87	8	95
Sears Home stores(1)	24	2	26
Outlet stores	12	2	14
Hometown stores(1)(2)	3	—	3
Corbeil(2)	29	—	29

Total(3)	155	12	167

(1)
During Fiscal 2016, the Company reclassified one Hometown store to a Sears Home store based on changes to its merchandise mix.

(2)
Only Hometown and Corbeil stores that are not independently owned and operated are included.

(3)
Travel offices and catalogue and online merchandise pick-up locations are located in other Sears stores or local businesses, and therefore not included.

        As at the end of Fiscal 2016, Fiscal 2015, and Fiscal 2014, the gross square footage for corporate store locations (both owned and leased) and NLCs was as follows:

(square feet, millions)	As at January 28, 2017	As at January 30, 2016	As at January 31, 2015
Full-line department stores(2)	12.4	12.4	14.1
Sears Home stores(1)	1.2	1.8	2.1
Outlet stores(2)	1.6	2.2	0.9
Other(1)(3)	0.2	0.2	0.3
NLCs	5.1	6.5	6.6

Total	20.5	23.1	24.0

(1)
During Fiscal 2016, the Company reclassified one Hometown store to a Sears Home store based on changes to its merchandise mix.

(2)
During Fiscal 2015, the Company reclassified 16 full-line department stores to the Outlet channel based on changes to their merchandise mix. However, they continue to operate as full-line department stores.

(3)
Other includes Hometown and Corbeil stores that are not independently owned and operated. Other also included Appliances and Mattresses as at January 31, 2015.

        Gross square footage for corporate store locations as at January 28, 2017 decreased compared to January 30, 2016 due to the closure of underperforming stores.

        Gross square footage for corporate store locations as at January 30, 2016 decreased compared to January 31, 2015 due to the closure of underperforming stores.

b.     Core Capabilities

        The Company's key resources and capabilities include its employees, brand equity, omni-channel capabilities, real estate and logistics, as described below.

Employees

  •
  Sears employees are a critical asset to the Company. Sears works to inspire its employees to provide excellent customer service, meaningful experiences and opportunities to participate in community involvement.

Brand equity

  •
  The Company works closely with its suppliers in product development, design and quality standards. Many lines of merchandise are manufactured with features exclusive to Sears and are sold under the Company's private label brands, such as Kenmore® and Craftsman®. The Company believes that its private label and national brands have significant recognition and value with customers.

Omni-channel capabilities

  •
  The Company strives to serve its customers through a network of stores that span all ten provinces, primarily through its 95 full-line department stores, 141 specialty stores (including 26 Sears Home stores, 14 Outlet stores, 69 Hometown stores primarily operated under independent local ownership and 32 Corbeil stores) and 62 Sears Travel offices. The Company has also made significant investment in its digital offering, sears.ca, where customers can shop from the convenience of their electronic devices and have their merchandise delivered in most areas of the country to over 800 merchandise pick-up locations for orders placed through the catalogue or online.

Real Estate

  •
  The Company approaches its real estate portfolio in two primary ways: (1) to provide capital and liquidity to fund growth and pursue other value-creating balance sheet initiatives, and (2) to generate revenue from real estate development and other business partnerships that fit strategically with its retail vision.

Logistics

  •
  The Company has the capability to move merchandise efficiently to stores, merchandise pick-up locations, or directly to customers. The Company's wholly-owned subsidiary, SLH, is responsible for providing transportation services for the Company's merchandising operations and has arrangements with third parties to increase SLH's revenue and fleet utilization, and improve its operating effectiveness. The Company conducts operations in five NLCs located in Vancouver, Calgary, Vaughan, Belleville and Montreal.

c.     Strategic Initiatives

        During Fiscal 2016, Sears Canada focused on re-engineering the business for long-term growth. The Company's four primary workstreams are intended to drive the Company's business goals of increasing revenue and maintaining a strong balance sheet.

        The four primary workstreams are as follows:

  1.
  Sears 2.0 — Moving Sears physical retail stores to a more productive model, with a more customer-focused and relevant assortment, faster inventory turns, and an assessment of the required square footage per store. Initiatives that drove Sears Canada's in-store business fall into this category.

  2.
  Initium — Building a new technology architecture to run Sears Canada, an upgraded e-commerce experience and logistics capabilities. The platform has the potential to structure Sears Canada as a digital commerce company with a network of stores attached, as opposed to a network of stores and legacy technology with a separate e-commerce business.

  3.
  Real Estate — Matching the Company's real estate portfolio to better suit its needs for a profitable store-based retail business.

  4.
  SG&A — Bringing the Company's Selling, General and Administrative expense structure in line with its revenue.

        During Fiscal 2016, the Company made progress on these key workstreams. Highlights from the year in each workstream include:

Sears 2.0

  •
  Launched the Company's first new Sears 2.0 prototype stores at Promenade Mall in Thornhill, Ontario, Mapleview Centre in Burlington, Ontario, Stone Road Mall in Guelph, Ontario and Oshawa Centre in Oshawa, Ontario. The stores underwent significant changes in their layout and offerings all designed to deliver quality products at affordable prices. The Company plans to convert several more stores to the Sears 2.0 format in Fiscal 2017.

  •
  Implemented many in-store initiatives designed to fulfill the Company's goal of enhancing customer service and its commitment to providing high quality products at affordable prices:

  •
  Internet Price Scraping: Sears Canada is the Canadian leader by sales in the appliances category. To build on this and to provide Canadians the best value, Sears Canada researches competitor pricing daily to seek to ensure we offer the lowest price on comparative items, and a similar program has been instituted for mattresses; and

  •
  Financing: entered into a new loan processing and servicing agreement with easyfinancial Services Inc. to extend financing options to Sears customers purchasing major appliances and other home appliances following the termination of the JPMorgan Chase credit card agreement in November of 2015.

  •
  During the second half of 2016, the Company soft-launched an off-price business with a dedicated merchandising team to bring outstanding deals on well-known branded products to our customers. The Company will formally launch this business in Spring 2017.

  •
  Unveiled a new logo during Q3 2016, as part of its plan to re-invigorate and revitalize Sears Canada across all lines of business, from e-commerce to in-store experiences, and from merchandise selection and curation to marketing communications.

Initium

  •
  During Q1 2016, Sears Canada launched Initium Commerce Lab, an innovation hub, to design and implement a modernized technology platform for the Company. Initium is an open-concept, creative environment, physically located away from head office operations to more easily facilitate the generation of new ideas and focus on delivering customer-centric, digital solutions:

  •
  The new digital e-commerce platform launched beta-testing of the new Sears Canada website in Alberta in August of 2016 and British Columbia in October of 2016;

  •
  The Company employed a team to monitor progress of the beta-test and applied key learnings from the tests, and launched the new website nationally in November;

    •
    The Company entered into an agreement with CGI to help streamline and update Sears' current technology infrastructure and mainframe applications with the goal of reducing costs and improving efficiency, enabling Sears to decommission systems concurrent to establishing Initium; and

    •
    Sears Canada announced the opening of two new business centres, one in Edmundston, New Brunswick and one in Saint John, New Brunswick, and aims to create 530 new jobs there. These jobs will include business services agents, team leads, information technology support, human resources personnel, administrative support and managers.

Real Estate

  •
  During Q1 2016, the Company completed the sale and leaseback transactions of the NLCs in Vaughan, Ontario and Calgary, Alberta, for net proceeds of $100.0 million and $83.9 million, respectively;

  •
  During Q2 2016, the Company assigned eight of its Sears Home banner store leases to Leon's Furniture Ltd., furthering Sears Canada's strategy to make its core bricks and mortar store footprint more productive;

  •
  During Q3 2016, the Company completed the sale of the Park Street NLC in Regina, Saskatchewan, for net proceeds of $18.1 million;

  •
  During Q4 2016, the Company completed the sale of the Broad Street NLC in Regina, Saskatchewan, and a sale and leaseback of a NLC in Port Coquitlam, British Columbia, for net proceeds of $8.5 million and $22.4 million, respectively;

  •
  During Q4 2016, the Company completed a real estate transaction for net proceeds of $62.1 million, which mainly consisted of a sale and leaseback of a retail store located in Kitchener, Ontario, and a lease termination of the office floors of the Toronto Eaton Centre located in Toronto, Ontario.

  •
  Subsequent to Q4 2016, the Company completed the sale and leaseback of the NLC located in Ville St. Laurent, Quebec, for total consideration of $50.0 million less customary closing adjustments; and

  •
  Subsequent to Q4 2016, the Company completed the sale and leaseback transaction of its retail store located in Regina, Saskatchewan, for total consideration of $7.0 million less customary closing adjustments.

SG&A

  •
  The Company achieved annualized cost reductions of $159.6 million, which exceeded the upper range of the Company's target of $155.0 million in annualized cost reductions.

"Live Green" Initiatives

        The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

  1.
  Enable customers to "Live Green", reduce their energy bills and create a healthy home;

  2.
  Reduce the environmental impact of Sears Canada's operations; and

  3.
  Nurture a culture of sustainability among the Company's employees, customers and the communities in which the Company operates.

        Sears continued to focus on these three priorities by implementing or continuing the following initiatives during Fiscal 2016:

  •
  Reducing the Company's electricity consumption through the recommissioning of existing Building Automation systems, retrofitting exterior signs with LED modules and replacing selected HVAC units nationally. These efforts helped drive electricity consumption savings of 17.0 million kWh or 7.2% from January 2016 to December 2016, as compared to the same period in 2015, including the effect of store closures; and

  •
  Sears Canada's recycling partner, GreenSpace Waste Solutions ("GreenSpace"), began handling the Company's recycling activities in June 2014. GreenSpace was selected for its ability to maximize the value of recycled materials and for its expertise in driving waste diversion activities. Even as commodity markets weakened and there were several store closures in 2016, total rebates for recyclables remained flat as compared to 2015 at over $697,000. GreenSpace has also improved reporting capabilities, which helps the Company track progress towards its long term waste diversion goals. As of the end of 2016, the Company's NLCs were diverting approximately 90% of their waste from landfill and the Company reduced its waste sent to landfill by over 700 metric tonnes compared to 2015.

Corporate Social Responsibility

        The following is a summary of the results of the Company's and its employees' corporate social responsibility efforts during Fiscal 2016:

  •
  Sponsored the ninth annual Sears National Kids Cancer Ride (the "Ride"), in cooperation with the Coast to Coast Against Cancer Foundation. This epic 7,000 km cycling journey rolled across Canada from September 10-26, raising funds and awareness for the fight against childhood cancer. This year, Sears, its customers and its associates raised or donated over $883,000 in funds, logistical support and services for the Ride;

  •
  Hosted the 29th Annual Sears Boys & Girls Club of Canada ("BGCC") Golf Tournament near Toronto, in cooperation with our vendors, raising over $230,000 to support BGCC youth programs. Sears matched the funds raised for a total contribution of $460,000;

  •
  Held the semi-annual "Gold Month" fundraiser to raise money for the fight against childhood cancer in May and November achieving $220,000 of donations;

  •
  Coordinated an in-store campaign in support of the Canadian Red Cross Fort McMurray Relief Fund in May. $153,312 was raised to aid in the rebuilding effort, following the municipality's disastrous forest fires; and

  •
  The Sears Drama Festival marked the 70th year of the Ontario festival, the eighth year of the British Columbia festival and the Atlantic region celebrated its sixth year with a special scholarship program. The Festival promotes a creative process that allows students to gather information, negotiate ideas, implement and execute a plan, draft a work and create a product, all while developing confidence, important life skills and a strong sense of self.

        Including the above, Sears, its customers, vendors and its associates raised or facilitated the donation of approximately $5.3 million for various charitable organizations such as the Sir Edmund Hillary Foundation's annual fundraising event, Operation Wish and Opération Enfant Soleil through a variety of events and initiatives.

d.     Outlook

        The Canadian retail market remains highly competitive as key players and new entrants compete for market share. International retailers continue to expand into Canada while existing competitors enhance their product offerings and become direct competitors. The Company's competitors include traditional full-line department stores, discount department stores, wholesale clubs, 'big-box' retailers, internet retailers and specialty stores offering alternative retail formats. In order to stay competitive and relevant to our customers, the Company's strategic plan for 2017 centred on three pillars of change: product innovation, customer experience, and brand positioning.

        The Company has had recurring operating losses and negative cash flows from operating activities in the last five fiscal years. In response, the Company has taken a number of actions to enhance its financial flexibility, to fund its ongoing business operations and to meet its obligations, including the monetization of real estate assets and joint venture interests and a recent borrowing. See Section 2 "Consolidated Financial Position, Liquidity and Capital Resources — Capital Resources". The Company also expects to pursue other near-term actions to bolster liquidity and fund ongoing business operations. If the Company continues to incur losses, additional actions may be required to maintain the liquidity to operate its business.

        Although these initiatives and actions are intended to achieve sustainable growth for the Company, there can be no assurance that the Company will be able to successfully implement them or whether such initiatives or actions will yield the expected results. For a discussion of the risks and uncertainties inherent in the Company's business, see Section 9 "Risks and Uncertainties".

e.     Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA

        The Company's Consolidated Financial Statements for Fiscal 2016 are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company's underlying performance and provides this additional information in this MD&A.

        Total same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Total same store sales represents merchandise sales generated through operations in the Company's full-line department, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. Core Retail same store sales represents merchandise sales generated through operations in the Company's full-line department and Sears Home stores (and exclude Hometown, Outlet and Corbeil, which are considered non-Core), that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13 and 52-week periods ended January 28, 2017 and January 30, 2016. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metric excludes the Direct channel.

        A reconciliation of the Company's total merchandising revenue to total same store sales is outlined in the following table:

	Fourth Quarter		Fiscal
(in CAD millions)	2016	2015	2016	2015
Total merchandising revenue	$744.0	$887.6	$2,613.6	$3,145.7
Non-comparable sales	110.3	194.1	529.0	708.5
Total same store sales	633.7	693.5	2,084.6	2,437.2
Percentage change in total same store sales	1.3%	(1.6)%	(4.3)%	(2.3)%

Percentage change in total same store sales by category
Apparel & Accessories	(1.5)%	0.4%	(5.9)%	(4.6)%
Home & Hardlines	4.0%	(3.5)%	(3.3)%	(0.7)%

Percentage change in Core Retail same store sales	0.9%	(0.8)%	(4.9)%	(0.6)%

Percentage change in Core Retail same store sales by category
Apparel & Accessories	(1.7)%	2.9%	(5.3)%	(1.5)%
Home & Hardlines	3.9%	(5.1)%	(4.9)%	—%

        The Company has noted that the same stores sales metric of Core Retail is no longer a relevant disclosure for the readers of the MD&A as the merchandise sales between Core Retail and non-Core are not regularly reviewed by the Company for allocating resources and assessing performance. Therefore, the same stores sales metric of Core Retail will not be disclosed in the MD&A subsequent to Q4 2016.

        Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company's operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring, unusual or one-time nature items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company's results of operations.

        A reconciliation of the Company's net (loss) earnings to Adjusted EBITDA is outlined in the following table:

	Fourth Quarter		Fiscal
(in CAD millions, except per share amounts)	2016	2015	2016	2015
Net (loss) earnings	$(45.8)	$30.9	$(321.0)	$(67.9)

Transformation expense(1)	9.3	9.7	44.2	16.5
Gain on termination of credit card arrangement(2)	—	(170.7)	—	(170.7)
Gain on lease termination and sale and leaseback transactions(3)	(59.9)	—	(105.9)	(67.2)
Gain on settlement of retirement benefits(4)	—	—	—	(5.1)
Assets held for sale impairment(5)	2.3	3.8	7.3	3.8
Other asset impairment(6)	27.7	74.6	45.0	74.6
Warehouse impairment reversal(7)	—	(15.1)	—	(15.1)
TBI costs(8)	—	—	—	6.4
Environmental remediation costs(9)	(2.8)	3.2	(1.0)	3.2
Lease exit costs(10)	2.9	—	12.6	—
Depreciation and amortization expense	7.3	11.1	31.4	48.4
Finance costs	0.3	2.1	8.9	9.7
Interest income	(2.6)	(0.3)	(7.2)	(2.3)
Income tax (recovery) expense	(2.4)	(0.5)	2.8	5.2

Adjusted EBITDA(11)	$(63.7)	$(51.2)	$(282.9)	$(160.5)

Basic net (loss) earnings per share	$(0.45)	$0.30	$(3.15)	$(0.67)

(1)
Transformation expense during 2016 and 2015 relates primarily to severance costs incurred during the period. These costs are included in "Selling, administrative and other expenses" in the Company's Consolidated Financial Statements for Fiscal 2016.

(2)
Gain on termination of credit card arrangement represents the net gain on the sale of JPMorgan Chase's portfolio of credit card accounts and related receivables related to the Sears credit card and Sears Mastercard during 2015, described in Note 27 "Gain on termination of credit card arrangement" in the Company's Consolidated Financial Statements for Fiscal 2016.

(3)
Gain on lease termination and sale and leaseback transactions represents the net gain related to a lease termination and selling and leasing back certain properties owned by the Company during Fiscal 2016 and Fiscal 2015, described in Note 26 "Gain on lease termination and sale and leaseback transactions" in the Company's Consolidated Financial Statements for Fiscal 2016.

(4)
Gain on settlement of retirement benefits relates to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015, described in Note 19 "Retirement benefit plans" in the Company's Consolidated Financial Statements for Fiscal 2016.

(5)
Assets held for sale impairment represents the charge related to writing down the carrying value of the property, plant and equipment of one retail store and certain logistics centres to fair value less costs to sell, described in Note 28 "Assets classified as held for sale" in the Company's Consolidated Financial Statements for Fiscal 2016.

(6)
Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment and intangibles of certain cash generating units during 2016 and 2015, described in Note 9 "Property, plant and equipment and investment properties" and Note 10 "Intangible assets" in the Company's Consolidated Financial Statements for Fiscal 2016.

(7)
Warehouse impairment reversal represents the partial reversal during 2015 of the charge related to writing down the carrying value of the property, plant and equipment of the Montreal warehouse during 2014 to fair value less costs to sell, described in Note 9 "Property, plant and equipment and investment properties" in the Company's Consolidated Financial Statements for Fiscal 2016.

(8)
TBI costs represent the estimated costs to the Company related to TravelBrands Inc. (a licensee of the Company) filing for creditor protection during 2015, described in Note 14 "Financial instruments" in the Company's Consolidated Financial Statements for Fiscal 2015.

(9)
Environmental remediation costs in Fiscal 2015 relate to estimated costs required to restore the Park Street Logistics Centre located in Regina, in order to sell the property in Fiscal 2016. Reversals of environmental remediation costs were made in Fiscal 2016 based on actual environmental remediation costs incurred. These costs were included in "Selling, administrative and other expenses" in the Company's Consolidated Financial Statements for Fiscal 2016. The Park Street Logistics Centre was sold during Fiscal 2016, described in Note 26 "Gain on lease termination and sale and leaseback transactions" in the Company's Consolidated Financial Statements for Fiscal 2016.

(10)
Lease exit costs relate primarily to costs incurred to exit certain properties during Fiscal 2016. These costs were included in "Selling, administrative and other expenses" in the Company's Consolidated Financial Statements for Fiscal 2016.

(11)
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company's operating performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

        Adjusted EBITDA and total same store sale metrics do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA and total same store sales metrics should not be considered in isolation or as alternatives to measures prepared in accordance with IFRS.

f.      Consolidated Financial Results

	Fiscal
(in CAD millions)	2016	% Chg 2016 vs 2015	2015
Revenue	$2,613.6	(16.9)%	$3,145.7
Cost of goods and services sold	1,900.5	(11.4)%	2,145.9
Selling, administrative and other expenses	1,135.5	(12.5)%	1,298.1

Operating loss	(422.4)	(41.6)%	(298.3)

Gain on lease termination and sales and leaseback transactions	105.9	57.6%	67.2
Gain on termination of credit card arrangement	—	(100.0)%	170.7
Gain on settlement of retirement benefits	—	(100.0)%	5.1
Finance costs	8.9	(8.2)%	9.7
Interest income	7.2	213.0%	2.3

Loss before income taxes	(318.2)	(407.5)%	(62.7)

Income tax expense	2.8	(46.2)%	5.2

Net loss	$(321.0)	(372.8)%	$(67.9)

        2016 compared with 2015 — Total revenue in Fiscal 2016 decreased by 16.9% to $2,613.6 million compared to $3,145.7 million during the same period in Fiscal 2015. The revenue in Fiscal 2016 relating to Home & Hardlines decreased by $333.0 million, or 22.6%, compared to the same period in Fiscal 2015, due to sales declines in all product categories. Included in the total revenue decrease in Fiscal 2016 for Home & Hardlines was a $137.4 million decrease in Direct channel sales due to a decrease in catalogues, catalogue pages and distribution, as well as challenges experienced with the launch of the new website, and a $121.0 million decrease in retail store sales due to store closures during and subsequent to Fiscal 2015. The revenue in Fiscal 2016 relating to Apparel & Accessories decreased by $114.2 million, or 10.3%, compared to Fiscal 2015, due to sales declines in all product categories. Included in the total revenue decrease in Fiscal 2016 for Apparel & Accessories was a $65.6 million decrease in Direct channel sales due to a decrease in catalogues, catalogue pages and distribution, as well as challenges experienced with the launch of the new website, and a $15.5 million decrease in retail store sales due to store closures during and subsequent to Fiscal 2015. Commission and licensee revenue decreased by $75.7 million, or 70.0%, compared to Fiscal 2015, primarily due to reduced revenues after the termination of the credit card marketing and servicing agreement with JPMorgan Chase in November 2015. Services and other revenue decreased by $8.0 million or 3.3%, compared to Fiscal 2015, primarily due to reduced shipping fees on sales to customers through our Direct channel and Sears Home stores due to store closures.

        Total same store sales decreased by 4.3%, while same store sales in Core Retail stores decreased by 4.9% in Fiscal 2016 compared to Fiscal 2015. The same store sales decline was primarily due to a decrease in major appliances due in part to the loss of customer financing solutions with the termination of the credit card marketing and servicing agreement with JPMorgan Chase in November 2015. The decline in the same store sales was also due to a decrease in overall transactions after elevated levels of loyalty point redemptions in Q3 2015 in anticipation of the impending termination of the credit card agreement. Total same store sales in Home & Hardlines decreased by 3.3% while same store sales in Home & Hardlines in Core Retail stores decreased by 4.9% in Fiscal 2016 compared to Fiscal 2015. Total same store sales in Apparel & Accessories decreased by 5.9% while same store sales in Apparel & Accessories in Core Retail stores decreased by only 5.3% in Fiscal 2016 compared to Fiscal 2015.

        Total revenue recognized from points redemption under the loyalty program in Fiscal 2016 was $22.7 million (Fiscal 2015: $45.6 million). Total revenue deferred related to points issuances was $18.7 million (Fiscal 2015: $44.5 million), resulting in a net increase of $2.9 million as compared to Fiscal 2015, primarily due to lower point issuances partially offset by lower point redemptions.

        Cost of goods and services sold was 11.4% lower in Fiscal 2016 compared to Fiscal 2015. The decrease was primarily attributable to lower sales volumes which included the effect of store closures during and subsequent to Fiscal 2015.

        The Company's gross margin rate was 27.3% in Fiscal 2016 compared to 31.8% in Fiscal 2015. The decrease in the gross margin rate in Fiscal 2016 was impacted by the termination of the credit card marketing and servicing agreement with JPMorgan Chase which reduced the gross margin by $67.8 million, the weakening of the Canadian dollar compared to the U.S. dollar which reduced the gross margin by $63.8 million, and the expenses incurred to resolve customer delivery issues noted during the holiday season which reduced the gross margin by $6.6 million.

        Selling, administrative and other expenses, including depreciation and amortization expense, decreased by $162.6 million or 12.5% to $1,135.5 million in Fiscal 2016 compared to Fiscal 2015. Excluding transformation expenses of $44.2 million in Fiscal 2016 (Fiscal 2015: $16.5 million), impairment charges and other non-recurring items in Fiscal 2016 and Fiscal 2015 as shown in the reconciliation of the Company's net (loss) earnings to Adjusted EBITDA in Section 1.e. "Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA", selling, administrative and other expenses decreased by $181.3 million or 15.0%, in Fiscal 2016 compared to Fiscal 2015. The decrease in expenses, excluding non-recurring, unusual or one-time nature, was primarily attributable to a release of sales tax provision, lower spending on advertising, payroll and rent, as well as lower depreciation expenses. Advertising expense decreased primarily due to reductions in catalogues and circulation. Payroll expense decreased primarily due to a reduced number of employees, as a result of store closures and transformation activities in Fiscal 2016 and Fiscal 2015. Rent expense decreased primarily due to store closures during and subsequent to Fiscal 2015.

        Depreciation and amortization expense in Fiscal 2016 decreased by $17.0 million to $31.4 million compared to Fiscal 2015, primarily due to the impairment of certain assets in Fiscal 2015 and the completion of the sale and leaseback transactions during Fiscal 2016 (see Note 26 "Gain on lease termination and sale and leaseback transactions" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information). The Company regularly monitors the business for indicators of impairment, and assesses the potential impact to the carrying value of our assets on a quarterly basis. See Note 9 "Property, plant and equipment and investment properties", Note 10 "Intangible assets" and Note 28 "Assets classified as held for sale" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information regarding impairment charges.

        During Q4 2016, the Company completed a real estate transaction for net proceeds of $62.1 million, which mainly consisted of a sale and leaseback of a retail store located in Kitchener, Ontario, and a lease termination of the office floors of the Toronto Eaton Centre located in Toronto, Ontario. During Q4 2016, the Company completed the sale of the Broad Street NLC in Regina, Saskatchewan, and a sale and leaseback of a NLC in Port Coquitlam, British Columbia, for net proceeds of $8.5 million and $22.4 million, respectively. During Q3 2016, the Company completed the sale of its Park Street NLC located in Regina, Saskatchewan, for net proceeds of $18.1 million. During Q1 2016, the Company completed the sale and leasebacks of its NLCs located in Calgary, Alberta and Vaughan, Ontario, for net proceeds of $83.9 million and $100.0 million, respectively. See Note 26 "Gain on lease termination and sale and leaseback transactions" in the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

        Finance costs in Fiscal 2016 decreased by $0.8 million to $8.9 million compared to Fiscal 2015, primarily due to a decrease of $1.7 million in interest expense on prior year income tax reassessments, partially offset by an increase of $0.8 million in interest expense related to letters of credit outstanding against the Amended Credit Facility.

        Interest income in Fiscal 2016 increased by $4.9 million to $7.2 million compared to Fiscal 2015, primarily due to a one-time interest of $2.7 million received on prior year income and capital tax reassessments and interest income of $1.7 million recognized on maturity of an investment.

        Income tax expense in Fiscal 2016 decreased by $2.4 million to $2.8 million compared to $5.2 million in Fiscal 2015, primarily attributable to the recovery of income taxes paid related to fiscal years 2013 and 2014, due to the implementation of a loss monetization plan in Fiscal 2016.

        Net loss in Fiscal 2016 was $321.0 million compared to $67.9 million in Fiscal 2015. The increase in the net loss was primarily due to a higher operating loss in Fiscal 2016 and a one-time gain on the termination of the credit card marketing and servicing agreement with JPMorgan Chase in Q4 2015.

        Adjusted EBITDA in Fiscal 2016 was a loss of $282.9 million compared to a loss of $160.5 million in Fiscal 2015, an increase in the loss of $122.4 million. Adjusted EBITDA was negatively impacted by $76.2 million from the termination of the credit card marketing and servicing agreement with JPMorgan Chase, $59.5 million due to the weakening of the Canadian dollar compared to the U.S. dollar, and $24.3 million from expenses incurred for the Initium initiative and challenges experienced with the launch of the new website. These negative impacts were partially offset by a $23.0 million release of sales tax provision, a reduction of $14.9 million related to the closure of underperforming stores subsequent to Fiscal 2015, and a decrease of $5.6 million in severance costs which were not included in transformation expense. Excluding the impact of these items, Adjusted EBITDA for Fiscal 2016 declined by $5.9 million compared to Fiscal 2015. Adjusted EBITDA is a non-IFRS measure.

g.     Fourth Quarter Results

	Fourth Quarter
(in CAD millions)	2016	% Chg 2016 vs 2015	2015
Revenue	$744.0	(16.2)%	$887.6
Cost of goods and services sold	560.6	(11.4)%	632.5
Selling, administrative and other expenses	293.8	(25.4)%	393.6

Operating loss	(110.4)	20.3%	(138.5)

Gain on lease termination and sale and leaseback transactions	59.9	100.0%	—
Gain on termination of credit card arrangement	—	(100.0)%	170.7
Finance costs	0.3	(85.7)%	2.1
Interest income	2.6	766.7%	0.3

(Loss) earnings before income taxes	(48.2)	(258.6)%	30.4

Income tax recovery	2.4	380.0%	0.5

Net (loss) earnings	$(45.8)	(248.2)%	$30.9

        Q4 2016 compared with Q4 2015 — Total revenue in Q4 2016 decreased by 16.2% to $744.0 million compared to $887.6 million in Q4 2015. The revenue in Q4 2016 relating to Home & Hardlines decreased by $101.4 million, or 25.8%, compared to Q4 2015, due to sales declines in all product categories. Included in the total revenue decrease in Q4 2016 for Home & Hardlines was a $61.2 million decrease in Direct channel sales primarily due to a decrease in catalogues, catalogue pages and distribution as well as challenges experienced with the launch of the new website, and a $45.3 million decrease in retail store sales due to store closures subsequent to the end of Q4 2015. The revenue in Q4 2016 relating to Apparel & Accessories decreased by $38.4 million, or 10.4% compared to Q4 2015, due to sales declines in all product categories. Included in the total revenue decrease in Q4 2016 for Apparel & Accessories was a $24.6 million decrease in Direct channel sales primarily due to a decrease in catalogues, catalogue pages and distribution as well as challenges experienced with the launch of the new website, and a $9.2 million decrease in retail store sales due to store closures subsequent to the end of Q4 2015. Included in the total revenue decrease in Q4 2016 was a decrease in Commission and licensee revenue of $4.4 million, or 31.9%, compared to Q4 2015, primarily due to reduced revenues after the termination of the credit card marketing and servicing agreement with JPMorgan Chase in November 2015. Refer to Note 27 "Gain on termination of credit card arrangement" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

        Total same store sales increased by 1.3%, while same store sales in Core Retail stores increased by 0.9% in Q4 2016 compared to Q4 2015. The increase in same store sales was primarily due to the dynamic pricing programs for major appliances and mattresses, and the adjustments made to general pricing, product assortment and brand matrix to better align to the market and customer preferences. Total same store sales in Home & Hardlines increased by 4.0% and same store sales in Home & Hardlines in Core Retail stores increased by 3.9% in Q4 2016 compared to Q4 2015. Total same store sales in Apparel & Accessories decreased by 1.5% and same store sales in Apparel & Accessories in Core Retail stores decreased by 1.7% in Q4 2016 compared to Q4 2015.

        Total revenue recognized from points redemption under the loyalty program in Q4 2016 was $3.3 million (Q4 2015: $2.1 million). Total revenue deferred related to points issuances in Q4 2016 was $3.1 million (Q4 2015: $5.2 million), resulting in a net increase of $3.3 million as compared to Q4 2015, primarily due to lower points issuance partially offset by lower points redemption.

        Cost of goods and services sold was 11.4% lower in Q4 2016 compared to Q4 2015. This decrease was primarily attributable to lower sales volumes which included the impact of store closures subsequent to the end of Q4 2015.

        The Company's gross margin rate was 24.7% in Q4 2016 compared to 28.7% in Q4 2015. The decrease in the gross margin rate in Q4 2016 was impacted by the weakening of the Canadian dollar compared to the U.S. dollar which reduced the gross margin by $11.9 million, the expenses incurred to resolve customer delivery issues noted during the holiday season which reduced the gross margin by $6.6 million, and the termination of the credit card marketing and servicing agreement with JPMorgan Chase which reduced the gross margin by $3.5 million.

        Selling, administrative and other expenses, including depreciation and amortization expense decreased by $99.8 million or 25.4% to $293.8 million in Q4 2016 compared to Q4 2015. Excluding transformation expenses of $9.3 million in Q4 2016 (Q4 2015: $9.7 million), impairment charges and other non-recurring items in Q4 2016 as shown in the reconciliation of the Company's net (loss) earnings to Adjusted EBITDA in Section 1.e. "Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA", selling, administrative, and other expenses decreased by $63.0 million, or 19.8%, in Q4 2016 compared to Q4 2015. The decrease in expenses, excluding non-recurring items, was primarily attributable to a release of sales tax provision, lower spending on advertising, payroll and rent, as well as lower depreciation expenses. Advertising expense decreased primarily due to a reduction in catalogues and distribution. Payroll expense decreased primarily due to a reduced number of employees, as a result of store closures and transformation activities in Fiscal 2016 and Fiscal 2015. Rent expense decreased primarily due to store closures during and subsequent to Fiscal 2015.

        Depreciation and amortization expense in Q4 2016 decreased by $3.8 million, compared to Q4 2015, primarily due to the impairment of certain assets in Fiscal 2015 and the completion of the sale and leaseback transactions during Fiscal 2016 (see Note 26 "Gain on lease termination and sale and leaseback transactions"of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information). The Company regularly monitors the business for indicators of impairment, and assesses the potential impact to the carrying value of our assets on a quarterly basis. See Note 9 "Property, plant and equipment and investment properties", Note 10 "Intangible assets" and Note 28 "Assets classified as held for sale" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information regarding impairment charges.

        Finance expense in Q4 2016 decreased to $0.3 million, compared to $2.1 million in Q4 2015, primarily due to a reversal of accrued interest on a sales tax provision of $1.5 million and a decrease of $0.6 million in interest expense on prior year income tax reassessments, partially offset by an increase of $0.3 million in interest expense related to letters of credit outstanding against the Amended Credit Facility.

        Interest income in Q4 2016 increased to $2.6 million compared to $0.3 million in Q4 2015, primarily due to a one-time interest of $0.7 million received on prior year capital tax reassessments and interest income of $1.7 million recognized on maturity of an investment.

        Income tax recovery increased to $2.4 million in Q4 2016 compared to $0.5 million in Q4 2015. The increase in Q4 2016 was primarily due to the recovery of income taxes paid related to fiscal years 2013 and 2014, from the implementation of a loss monetization plan in Fiscal 2016.

        Net loss in Q4 2016 was $45.8 million compared to net earnings of $30.9 million in Q4 2015. The increase in the net loss was primarily due to a one-time gain on the termination of the credit card marketing and servicing agreement with JPMorgan Chase in Q4 2015.

        Adjusted EBITDA in Q4 2016 was a loss of $63.7 million, compared to a loss of $51.2 million in Q4 2015, an increase in the loss of $12.5 million. Adjusted EBITDA was positively impacted by a $23.0 million release of sales tax provision, a reduction of $16.4 million related to the closure of underperforming stores subsequent to Q4 2015 and a decrease of $0.3 million in severance costs which were not included in transformation expense. The positive impacts were partially offset by $15.6 million from expenses incurred for the Initium initiative and challenges experienced with the launch of the new website, $9.9 million due to the weakening of the Canadian dollar compared to the U.S dollar, and $1.4 million from the termination of the credit card marketing and servicing agreement with JPMorgan Chase. Excluding the impact of these items, Adjusted EBITDA for Q4 2016 declined by $25.3 million compared to Q4 2015. Adjusted EBITDA is a non-IFRS measure.

2.     Consolidated Financial Position, Liquidity and Capital Resources

        Current assets as at January 28, 2017 were $1,005.3 million, which was $128.4 million lower than as at January 30, 2016. The decrease was primarily due to a $78.1 million decrease in cash, a $66.3 million decrease in inventory primarily due to reduced inventory levels from store closures and improved inventory purchase management and a $23.6 million decrease in income taxes recoverable primarily due to refunds received related to carry back of losses generated by the Company from Fiscal 2014 and a settlement with tax authorities for fiscal years 2005 to 2008. The decreases were partially offset by a $34.9 million increase in assets classified as held for sale due to a reclassification of capital assets to assets held for sale for proposed sale transactions which are expected to close within the next 12 months, described in Note 28 "Assets classified as held for sale" of the Notes to the Consolidated Financial Statements for Fiscal 2016.

        Current liabilities as at January 28, 2017 were $544.7 million, which was $46.0 million lower than as at January 30, 2016. The decrease was primarily due to a $12.9 million decrease in accounts payable and accrued liabilities related to improved inventory purchase management and a reduction in advertising and bonus accruals, and a $22.2 million decrease in deferred revenue primarily due to a decrease in points issuances under the loyalty program and lower unshipped sales.

        Inventories were $598.5 million as at January 28, 2017, compared to $664.8 million as at January 30, 2016. The $66.3 million decrease in the inventory balance is primarily due to reduced inventory levels related to store closures and improved inventory purchase management.

        Total cash was $235.8 million as at January 28, 2017, as compared to $313.9 million as at January 30, 2016. The decrease of $78.1 million was primarily due to cash used for operating activities. The impact of these decreases were partially offset by net proceeds received from lease termination and sale and leaseback transactions described in Note 26 "Gain on lease termination and sale and leaseback transactions" of the Notes to the Consolidated Financial Statements for Fiscal 2016.

        Total assets and liabilities as at the end of Fiscal 2016 and Fiscal 2015 are as follows:

(in CAD millions)	As at January 28, 2017	As at January 30, 2016
Total assets	$1,244.4	$1,633.2
Total liabilities	$1,022.2	$1,079.0

        Total assets as at January 28, 2017 decreased by $388.8 million to $1,244.4 million compared to $1,633.2 million as at January 30, 2016, primarily due to decreases in property plant and equipment, intangible assets, and investment properties of $214.7 million resulting from impairment and the sale and leaseback transactions, decreases in income taxes recoverable of $23.6 million, cash of $78.1 million and inventories of $66.3 million, partially offset by an increase in assets classified as held for sale of $34.9 million.

        Total liabilities as at January 28, 2017 decreased by $56.8 million to $1,022.2 million compared to $1,079.0 million as at January 30, 2016, primarily due to decreases in accounts payable and accrued liabilities of $12.9 million, provisions of $14.2 million, deferred revenue of $27.0 million, and retirement benefit liability of $18.3 million resulting from contributions to the retirement benefit plans by the Company exceeding the retirement benefits plans expense for Fiscal 2016, described in Note 19 "Retirement benefits plans" of the Consolidated Financial Statements for Fiscal 2016. The decrease in total liabilities was partially offset by an increase in other long-term liabilities of $15.9 million, primarily due to the deferred gain on the sale and leaseback transactions described in Note 26 "Gain on lease termination and sale and leaseback transactions" of the Notes to the Consolidated Financial Statements for Fiscal 2016.

        Cash flow used for operating activities — Cash flow used for operating activities increased by $139.9 million in Fiscal 2016 to $341.4 million, as compared to cash flow used for operating activities of $201.5 million in Fiscal 2015. The Company's primary source of operating cash flow is the sale of goods and services to customers and the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash used for operating activities was primarily attributable to a higher net loss, after adjusting for the gain on termination of the credit card marketing and servicing agreement with JPMorgan Chase for both periods, and lower tax refunds received in Fiscal 2016.

        Cash flow generated from investing activities — Cash flow generated from investing activities was $270.7 million in Fiscal 2016, as compared to cash flow generated from investing activities of $258.9 million in Fiscal 2015. The increase of $11.8 million in cash generated from investing activities was primarily due to an increase of $165.0 million in net proceeds from lease termination and sale and leaseback transactions and an increase of $18.0 million from lower purchases of property, plant and equipment and intangible assets, partially offset by a decrease of $174.0 million in proceeds on termination of the credit card marketing and servicing agreement with JPMorgan Chase.

        Cash flow used for financing activities — Cash flow used for financing activities of $5.6 million in Fiscal 2016 was comparable to Fiscal 2015.

Contractual Obligations

        Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

		Contractual Cash Flow Maturities
(in CAD millions)	Carrying Amount	Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$319.8	$319.8	$319.8	$—	$—	$—
Finance lease obligations including payments due within one year(1)	20.3	24.6	5.0	9.9	6.9	2.8
Operating lease obligations(2)	—	380.2	82.9	135.5	85.8	76.0
Royalties(2)	—	11.6	3.1	5.9	2.6	—
Purchase agreements(2)(3)	—	22.4	15.2	6.7	0.5	—
Retirement benefit plans obligations(4)	308.6	207.4	47.9	88.4	71.1	—

	$648.7	$966.0	$473.9	$246.4	$166.9	$78.8

(1)
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.7%.

(2)
Operating lease obligations, royalties and certain purchase agreements are not reported in the Consolidated Statements of Financial Position.

(3)
Certain vendors require minimum purchase commitment levels over the term of the contract. A portion of these obligations are included in "Other long-term liabilities" in the Consolidated Statements of Financial Position.

(4)
Payments are based on a funding valuation as at December 31, 2015 which was completed on September 27, 2016. Any obligation beyond 2021 would be based on a funding valuation to be completed as at December 31, 2018 or earlier at the Company's discretion.

Retirement Benefit Plans

        The Company currently maintains a hybrid registered pension plan with a defined benefit component and a defined contribution component which covers eligible, regular full-time employees as well as some of its part-time employees. The defined benefit component provides pensions based on length of service and final average earnings. In addition to a registered retirement savings plan, the pension plan includes a non-registered supplemental savings arrangement in respect to the defined benefit component. The non-registered portion of the plan is maintained to enable certain employees to continue saving for retirement in addition to the registered limit as prescribed by the Canada Revenue Agency. The Company also maintains a defined benefit non-pension retirement plan which provides life insurance, medical and dental benefits to eligible retired employees through a health and welfare trust ("Other Benefits Plan"). Also provided for under the health and welfare trust are short-term disability payments for active employees.

        In Fiscal 2016, the Company's retirement benefit plan obligations decreased by $18.3 million to $308.6 million compared to Fiscal 2015 primarily due to the contributions to the retirement benefit plans by the Company exceeding the retirement benefit plans expense for Fiscal 2016.

        In December 2013, the Company amended the early retirement provision of its defined benefit plan to eliminate a benefit for employees who voluntarily resign prior to age of retirement, with effect January 1, 2015. In addition, the Company amended the defined benefit plan for improvements that increase portability of employee benefits, with effect March 1, 2014. In December 2013, the Company froze the benefits offered under the Other Benefits Plan to benefits levels as at January 1, 2015. Refer to Note 19 "Retirement benefit plans" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for more details.

        During Fiscal 2015, the Company made a voluntary offer to settle medical and dental benefits of eligible members covered under the Other Benefits plan. The Company paid $4.0 million to settle acceptances from the Other Benefits plan offer and recorded a pre-tax gain on settlement of retirement benefits of $5.1 million ($5.4 million settlement gain less fees of $0.3 million) during Fiscal 2015 related to these offers. This payment is included in "Retirement benefit plans contributions" in the Consolidated Statements of Cash Flows. To determine the settlement gain, the Other Benefits plan was remeasured as at the date of settlement, which also resulted in a $2.0 million increase to "Other comprehensive income (loss)" ("OCI").

        The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2015, which was completed on September 27, 2016. An actuarial valuation of the health and welfare trust is performed at least every three years, with the last valuation completed as of January 31, 2014.

        During Fiscal 2016, the Company changed the target asset allocation to 50-70% fixed income and 30-50% equity for the defined benefit registered pension plan. For the assets in the health and welfare trust, included in Other Benefits Plan, the asset allocation is 100% fixed income. As at the end of Fiscal 2016 and 2015, the assets were in line with the target allocation range. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

        The plan's target allocation is determined taking into consideration the amounts and timing of projected liabilities, the Company's funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Capital Resources

        The Company's capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations, existing cash on hand, asset sales and its credit facilities as described below. In selecting appropriate funding choices, the Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company's cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company's financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.

        The Company's debt consists of finance lease obligations and two credit facilities. In September 2010, the Company entered into an $800.0 million senior secured long-term revolving credit facility with a syndicate of lenders with a maturity date of September 10, 2015. On May 28, 2014, the Company announced that it had extended the term of that facility to May 28, 2019 and reduced the total credit limit to $300.0 million (the "Amended Credit Facility"). The Amended Credit Facility is secured by a first lien on inventory, credit card receivables and certain ancillary assets.

        Availability under the Amended Credit Facility is determined pursuant to a borrowing base formula, up to a maximum availability of $300.0 million. Availability under the Amended Credit Facility was $192.3 million as at January 28, 2017 (January 30, 2016: $120.1 million). In 2013, as a result of judicial developments relating to the priorities of defined benefit pension liabilities relative to certain secured obligations, the Company provided additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply. As at January 28, 2017, four properties in Canada had been pledged to the lenders under the Amended Credit Facility. The reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the value of real estate assets pledged as additional collateral. The Amended Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at January 28, 2017.

        As at January 28, 2017, the Company had no funded borrowings under the Amended Credit Facility and had unamortized transaction costs associated with the Amended Credit Facility of $2.4 million included in "Other long-term assets" in the Consolidated Statements of Financial Position (January 30, 2016: no funded borrowings and unamortized transaction costs of $3.2 million included in "Other long-term assets"). The Company had $107.7 million (January 30, 2016: $63.3 million) of letters of credit outstanding under the Amended Credit Facility. These letters of credit cover various payment obligations. Interest on drawings under the Amended Credit Facility and letter of credit fees are determined based on bankers' acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Amended Credit Facility are due monthly.

        As at January 28, 2017, the Company had no outstanding merchandise letters of credit (January 30, 2016: U.S. $4.8 million) used to support the Company's offshore merchandise purchasing program with restricted cash pledged as collateral.

        On March 20, 2017, the Company entered into a separate Credit Agreement (the "Term Credit Agreement") with a different syndicate of lenders for a five-year secured term loan of up to $300.0 million (the "Term Loan"). The Term Loan is available in two tranches: a first tranche of $125.0 million, which was drawn in full on March 20, 2017, and a second tranche of up to a further $175.0 million (to be secured by qualifying owned and leased real estate), which is available to be drawn at the Company's option, subject to the satisfaction of various conditions, including receipt by the lenders of satisfactory appraisals and environmental reports. The first tranche is secured on a subordinated basis behind the Amended Credit Facility on inventory, credit card receivables and other assets securing that facility, and the second tranche will be secured by a first charge on owned and leased real estate that is to be mutually agreed and which satisfies eligibility criteria. The Term Loan is also secured by a further lien on the Company's furniture, fixtures and equipment. The Term Loan is available for general corporate purposes. The Term Credit Agreement includes a requirement for mandatory repayments to the extent the loan outstanding exceeds the lesser of the amount determined by reference to the borrowing base minus reserves and $300.0 million or if the Company's liquidity falls below an agreed upon level. The Term Credit Agreement also includes certain prepayment penalties. The Term Credit Agreement contains other covenants which are customary for a loan of this nature.

        Interest on drawings under the Term Credit Agreement and letter of credit fee are determined based on the LIBOR rate or the prime rate plus a spread. Interest amounts on the Term Credit Agreement are due monthly.

        The respective rights of the lenders under the Term Credit Agreement and the lenders under the Amended Credit Facility as to the security and the priority of their security are governed by an intercreditor agreement between each group of lenders.

        The Company has had recurring operating losses and negative cash flows from operating activities in the last five fiscal years, with net losses beginning in 2014. In response, the Company has taken a number of actions to enhance its financial flexibility, to fund its ongoing business operations and to meet its financial obligations, including the monetization of real estate assets and joint venture interests and the recent drawdown under the Term Credit Agreement. The Company expects to pursue other near-term actions to bolster liquidity and fund ongoing business operations. If the Company continues to incur losses, additional measures may be required to maintain the liquidity necessary to operate its business. The success of the Company's strategic plan for 2017 is subject to risks and uncertainties with respect to market conditions and other factors that may cause the Company's actual results, cash flow and performance to differ materially from its plans. The Company cannot be sure that cash flows and other internal and external sources of liquidity (including, if available, the second tranche of up to $175.0 million under the Term Credit Agreement) will at all times be sufficient for its ongoing cash requirements in 2017 or thereafter. If necessary, the Company may need to consider additional actions and steps to improve its cash position and address any potential liquidity shortfall, including further asset monetization transactions and seeking additional external sources of financing. The specific actions taken or assets involved, the timing, and the overall amounts involved will depend on a variety of factors, including market conditions, interest in specific assets, the market valuations of those assets and the Company's underlying operating performance.

3.     Financial Instruments

        The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange, interest rate risk, fuel price and natural gas price risk. See Note 13 "Financial instruments" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

Credit risk

        Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company's counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and other long-term assets.

        Cash, accounts receivable, derivative instruments and investments included in other long-term assets totaling $303.0 million as at January 28, 2017 (January 30, 2016: $381.2 million) expose the Company to credit risk should the borrower default on maturity of the instruments. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.

        The Company is exposed to minimal credit risk from third parties as a result of ongoing credit evaluations and review of accounts receivable collectability. An allowance account included in "Accounts receivable, net" in the Consolidated Statements of Financial Position, totaled $6.1 million as at January 28, 2017 (January 30, 2016: $6.0 million). As at January 28, 2017, no individual party represented 10.0% or more of the Company's net accounts receivable (January 30, 2016: no individual party represented 10.0% of the Company's net accounts receivable).

Liquidity risk

        Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. See "Capital Resources".

Market risk

        Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

Foreign exchange risk

        The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at January 28, 2017, there were forward contracts outstanding with a notional value of U.S. $82.0 million (January 30, 2016: U.S. $168.0 million) and a fair value of $0.6 million included in "Derivative financial liabilities" (January 30, 2016: $6.6 million included in "Derivative financial assets") in the Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to June 2017. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under International Accounting Standards ("IAS") 39, Financial Instruments: Recognition and Measurement ("IAS 39"). These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale ("hedged item"). As at January 28, 2017, the designated portion of these hedges was considered effective.

        While the notional principal of these outstanding financial instruments is not recorded in the Consolidated Statements of Financial Position, the fair value of the contracts is included in "Derivative financial assets" or "Derivative financial liabilities", depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in "Cost of goods and services sold" in the Consolidated Statements of Net Loss and Comprehensive Loss. Amounts previously included in OCI are reclassified to "Cost of goods and services sold" in the same period in which the hedged item impacted net loss.

        During Fiscal 2016, the Company recorded a gain of $1.1 million (2015: loss of $3.2 million), in "Selling, administrative and other expenses" in the Consolidated Statements of Net Loss and Comprehensive Loss, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash, accounts receivable and accounts payable.

        The year end exchange rate was 0.7612 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. dollar and/or the Canadian dollar exchange rate was determined to have an after-tax impact on net loss of less than $0.1 million for U.S. dollar denominated balances included in cash and accounts payable.

Interest rate risk

        Interest rate risk reflects the sensitivity of the Company's financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.

        Net assets included in cash and other long-term assets, and borrowings under the Amended Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at January 28, 2017 was a net asset of $235.8 million (January 30, 2016: net asset of $315.2 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net loss of $0.4 million for net assets subject to interest rate risk included in cash and other long-term assets at the end of Fiscal 2016.

Fuel and natural gas price risk

        The Company entered into fuel and natural gas derivative contracts to manage the exposure to diesel fuel and natural gas prices and help mitigate volatility in cash flow for the transportation service business and utilities expense, respectively. As at January 28, 2017, the fixed to floating rate swap contracts outstanding had a fair value of $0.1 million included in "Derivative financial assets" (January 30, 2016: less than $0.1 million included in "Derivative financial assets" in the Consolidated Statements of Financial Position). These derivative contracts have settlement dates extending to January 31, 2017 with monthly settlement of maturing contracts.

4.     Funding Costs

        The funding costs for the Company in Fiscal 2016 and Fiscal 2015 are outlined in the table below:

	Fourth Quarter		Fiscal
(in CAD millions)	2016	2015	2016	2015
Interest costs
Total long-term obligations at end of period(1)	$20.3	$24.2	$20.3	$24.2
Average long-term obligations for period(2)	20.8	24.6	22.2	26.1
Long-term funding costs(3)	0.4	0.4	1.7	1.9
Average rate of long-term funding	7.7%	6.5%	7.7%	7.3%

(1)
Includes current portion of long-term obligations.

(2)
The average long-term obligations is calculated as an average of the opening and ending balances as at each reporting date throughout the period.

(3)
Excludes standby fee on the unused portion of the Amended Credit Facility, amortization of debt issuance costs, accretion on the long-term portion of provisions, interest (recovered) accrued related to uncertain tax positions and sales tax assessments.

        See Section 2 "Consolidated Financial Position, Liquidity and Capital Resources" of this MD&A for a description of the Company's funding sources.

5.     Related Party Transactions

        As at April 26, 2017, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, (collectively "ESL"), was the beneficial holder of 46,162,515 common shares, representing approximately 45.3%, of the Company's total outstanding common shares. Sears Holdings was the beneficial holder of 11,962,391 common shares, representing approximately 11.7% of the Company's total outstanding common shares.

        Transactions in the ordinary course of business between the Company and Sears Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Note 29 "Related party transactions" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information regarding these related party transactions.

Intangible Properties

        The Company has a license from Sears, Roebuck and Co. (a wholly-owned subsidiary of Sears Holdings) to use the name "Sears" as part of its corporate name and other brand names including Kenmore® and DieHard®. The Company has established procedures to register and otherwise vigorously protect its intellectual property, including the protection of the Sears Holdings' trademarks used by the Company in Canada.

        Concurrently with the sale by Sears Holdings of its Craftsman business, including the Craftsman® brand, to Stanley, Black & Decker, Inc., the Company's license agreement with Sears Holdings was amended to remove the Craftsman® brand and the Company entered into a trademark license agreement dated March 8, 2017 directly with Stanley, Black & Decker, Inc. for a non-exclusive license (the first 15 years of which are royalty free) to use the Craftsman® brand in Canada.

Software Agreement

        The Company and Sears Holdings are parties to an information technology agreement for the sharing of information technology and software development, ownership and costs, which agreement, as amended October 7, 2014, terminated when Sears Holdings ceased to control 50% of the voting power of Sears Canada, subject to a three year transition period.

Import Services and Consulting Services

        Pursuant to an agreement between Sears Holdings and the Company dated January 1, 1995, Sears Canada utilizes the international merchandise purchasing services of Sears Holdings. Sears Holdings may provide assistance to the Company with respect to monitoring and facilitating the production, inspection and delivery of imported merchandise and the payment to vendors. Sears Canada pays Sears Holdings a fee based on a stipulated percentage of the value of the imported merchandise. In Fiscal 2016, Sears Canada paid $2.8 million to Sears Holdings in connection with this agreement compared to $3.8 million in Fiscal 2015.

        The Company and ESL are parties to an agreement where ESL will provide, when requested by the Company, investment, business and real estate consulting services to the Company. There will be no fees, expenses or disbursements payable by the Company to ESL for these services. No such services were requested during 2016.

Review and Approval

        Material related party transactions are reviewed by the Audit Committee of the Company's Board of Directors (the "Audit Committee"). The Audit Committee is responsible for pre-approving all related party transactions that have a value greater than $1.0 million.

6.     Shareholders' Equity

        As at January 28, 2017, the total number of common shares issued and outstanding of the Company was 101,877,662 (January 30, 2016: 101,877,662), the total number of restricted share units ("RSUs") outstanding was 500,000 (January 30, 2016: nil) and the total number of options granted to acquire common shares outstanding was 67,000 (January 30, 2016: nil).

        As at April 26, 2017, there were 101,877,662 common shares, 500,000 RSUs and 67,000 options outstanding.

7.     Accounting Policies and Estimates

a.     Critical Accounting Estimates

        In the application of the Company's accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

        The following are the critical judgments that management has made in the process of applying the Company's accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities.

7.1
Legal liabilities

        Assessing the financial outcome of uncertain legal positions requires judgment to be made regarding the relative merits of each claim and the extent to which a claim is likely to be successful. The assessments are based on reviews conducted by internal and external counsel, when appropriate.

        Changes in estimates or assumptions could cause changes to "Provisions" on the Consolidated Statements of Financial Position and a charge or credit to "Selling, administrative and other expenses" in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 15 "Provisions" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

7.2
Inventory

7.2.1
Obsolescence, valuation and inventory stock losses

        Inventory is written down to reflect future losses on the disposition of obsolete merchandise. Future losses are estimated based on historical trends that vary depending on the type of inventory.

        An adjustment is made each period to value inventory at the lower of cost and net realizable value. This adjustment is estimated based on historical trends that vary depending on the type of inventory.

        Inventory is adjusted to reflect estimated inventory stock losses incurred in the year based on recent historical inventory count data.

7.2.2
Vendor rebates

        Inventory is adjusted to reflect vendor rebates received or receivable based on vendor agreements. This adjustment is estimated based on historical data and current vendor agreements.

7.2.3
Freight

        Inbound freight incurred to bring inventory to its present location is estimated at each reporting period and is included in the cost of inventory. This estimate is based on historical freight costs incurred.

        Changes in estimates may result in changes to "Inventories" on the Consolidated Statements of Financial Position and a charge or credit to "Cost of goods and services sold" in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 7 "Inventories" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

7.3
Impairment of property, plant and equipment and intangible assets

        The Company's property, plant and equipment and intangible assets have been allocated to cash generating units ("CGU"). At the end of each reporting period, the carrying amounts of property, plant and equipment and intangible assets are assessed to determine if there is any evidence that an asset is impaired. Determining if there are any facts and circumstances indicating impairment loss is a subjective process involving judgment and a number of estimates and assumptions. If there are such facts and circumstances, the recoverable amount of the asset is estimated.

        Assets that cannot be tested individually for impairment are grouped into the smallest group of assets that generates cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (CGU).

        The recoverable amount of an asset or a CGU is the higher of its value in use and fair value less costs to sell. To determine value in use, expected future cash flows are discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In the process of measuring expected future cash flows, the Company makes assumptions about future operating profit. These assumptions relate to future events and circumstances. Although the assumptions are based on market information available at the time of the assessment, actual results may vary.

        The Company's corporate and intangible assets do not generate separate cash flows. If there is evidence that a corporate or intangible asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset belongs. Impairments are recorded when the carrying amount of the CGU to which the corporate asset belongs is higher than its recoverable amount.

        Changes in estimates may result in changes to "Property, plant and equipment" and "Intangible assets" on the Consolidated Statements of Financial Position and a charge or credit to "Selling, administrative and other expenses" in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 9 "Property, plant and equipment and investment properties", Note 10 "Intangible assets", and Note 28 "Assets classified as held for sale" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

7.4
Retirement benefit liability

        The retirement benefit liability is estimated based on certain actuarial assumptions, including the discount rate, inflation rate, salary growth and mortality rates. New regulations and market driven changes may impact the assumptions made.

        Changes in estimates may result in changes to the "Retirement benefit liability" on the Consolidated Statements of Financial Position and a charge or credit to "Selling, administrative and other expenses" and OCI in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 19 "Retirement benefit plans" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

7.5
Loyalty program deferred revenue

        The fair value of Sears Club points granted is deferred at the time of the related initial sale transaction and is recognized upon redemption of the points for merchandise. The redemption value of the points is estimated at the initial sale transaction, based on historical behaviour and trends in redemption rates and redemption values, as well as an adjustment for the percentage of points that are expected to be converted to reward cards, but for which the likelihood of redemption is remote ("reward card breakage").

        Changes in estimates may result in changes to "Deferred revenue" (current) on the Consolidated Statements of Financial Position and an increase or decrease to "Revenue" in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 12 "Deferred revenue" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

7.6
Derivative assets and liabilities

        All derivatives are measured at fair value. U.S. dollar forward contracts are traded over-the-counter and give holders the right to buy a specified amount of U.S. currency at an agreed upon price and date in the future. Fair values of the U.S. dollar forward contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate. The fair value of fuel swaps is based on counterparty confirmations tested for reasonableness by discounting estimated future cash flows derived from the terms and maturity of each contract using market fuel prices at the measurement date. The Company is required to estimate various inputs which are used in these calculations that are a combination of quoted prices and observable market inputs. The fair values of derivatives include an adjustment for credit risk when appropriate.

        Changes in estimates may result in changes to "Derivative financial assets" and "Derivative financial liabilities" on the Consolidated Statements of Financial Position and a charge or credit to "Cost of goods and services sold", "Selling, administrative and other expenses" or OCI in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 13 "Financial instruments" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

7.7
Provisions

        Provisions are estimated based on historical data, cost estimates provided by specialists and future projections.

        Changes in estimates or assumptions could cause changes to "Provisions" on the Consolidated Statements of Financial Position and a charge or credit to "Revenue", "Cost of goods and services sold" or "Selling, administrative and other expenses" in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 15 "Provisions" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

7.8
Leasing arrangements

        The Company has applied judgment in the classification of its leasing arrangements, which is determined at the inception of the lease and is based on the substance of the transaction, rather than its legal form. The Company's leases were evaluated based on certain significant assumptions including the discount rate, economic life of an asset, lease term and existence of a bargain renewal option.

        Changes in estimates or assumptions could cause changes to "Property, plant and equipment", "Current portion of long-term obligations" and "Long-term obligations" on the Consolidated Statements of Financial Position and a charge or credit to "Selling, administrative and other expenses" and "Finance costs" in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 18 "Leasing arrangements" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

7.9
Taxes

        In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, certain matters are periodically challenged by tax authorities. The Company applies judgment and routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits. If the result of a tax audit materially differs from the existing provisions, the Company's effective tax rate and its net loss will be affected positively or negatively. The Company also uses judgment in assessing the likelihood that deferred income tax assets will be recovered from future taxable income by considering factors such as the reversal of deferred income tax liabilities, projected future taxable income, tax planning strategies and changes in tax laws.

        Changes in estimates or assumptions could cause changes to "Income taxes recoverable", "Deferred tax assets", "Other long-term assets", "Income and other taxes payable" and "Deferred tax liabilities" on the Consolidated Statements of Financial Position and a charge or credit to "Income tax (expense) recovery" in the Consolidated Statements of Net Loss and Comprehensive Loss. See Note 21 "Income taxes" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for additional information.

7.10
Gift Card

        The gift card liability is based on the total amount of gift cards outstanding which have not yet been redeemed by customers. The Company also recognizes income when the likelihood of redeeming the gift card is remote ("gift card breakage"). Gift card breakage is estimated based on historical redemption patterns. Changes in estimates of the redemption patterns may result in changes to "Deferred revenue" (current) on the Consolidated Statements of Financial Position and an increase or decrease to "Revenue" in the Consolidated Statements of Net Loss and Comprehensive Loss.

b.     Issued Standards Not Yet Adopted

        The Company monitors the standard setting process for new standards and interpretations issued by the International Accounting Standards Board ("IASB") that the Company may be required to adopt in the future.

        In January 2016, the IASB issued the following new standard:

  IFRS 16, Leases ("IFRS 16")

  IFRS 16 replaces IAS 17, Leases ("IAS 17"). This standard will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and financing leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Adoption of IFRS 16 is mandatory and will be effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted. During Fiscal 2016, the Company has formed an implementation team who is currently in the process of assessing the impact of adopting this standard on the Company's consolidated financial statements and related note disclosures.

        In July 2014, the IASB issued the final publication of the following standard:

  IFRS 9, Financial Instruments ("IFRS 9")

  IFRS 9 replaces IAS 39. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will permit more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Adoption of IFRS 9 is mandatory and will be effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. During Fiscal 2016, the Company has formed an implementation team who is currently in the process of assessing the impact of adopting this standard on the Company's consolidated financial statements and related note disclosures.

        In May 2014, the IASB issued the following new standard:

  IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

  IFRS 15 replaces IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. During Fiscal 2016, the Company has formed an implementation team who is currently in the process of assessing the impact of adopting this standard on the Company's consolidated financial statements and related note disclosures.

8.     Disclosure Controls and Procedures

Disclosure Controls and Procedures

        Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures ("DC&P") that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and AIF is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company's management, including the Executive Chairman and Chief Financial Officer ("CFO"), to allow timely decisions regarding required DC&P.

        Management of the Company, including the Executive Chairman and CFO, has caused to be evaluated under their supervision, the Company's DC&P, and has concluded that the Company's DC&P was effective as at the fiscal year end, being January 28, 2017.

Internal Control over Financial Reporting

        Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

        Management of the Company, including the Executive Chairman and CFO, has caused to be evaluated the internal control over financial reporting in accordance with COSO 2013 framework and has concluded, based on that evaluation, that the Company's internal control over financial reporting was effective as at the fiscal year-end, being January 28, 2017. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Fiscal 2016 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting and has determined that no such changes occurred during this period.

        Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

9.     Risks and Uncertainties

Risks Relating to Our Business

If the Company is unable to compete effectively in the highly competitive retail industry, the Company's business and results of operations could be materially adversely affected.

        The Canadian retail market remains highly competitive as key players and new entrants compete for market share. International retailers continue to expand into Canada while existing competitors enhance their product offerings and become direct competitors. The Company's competitors include traditional full-line department stores, discount department stores, wholesale clubs, 'big-box' retailers, internet retailers and specialty stores offering alternative retail formats. Failure to develop and implement appropriate competitive strategies and the performance of the Company's competitors could have a material adverse effect on the Company's business, results of operations, and financial condition.

        In order to stay competitive and relevant to our customers, the Company's strategic plan for 2017 is centred on four strategic initiative workstreams: Sears 2.0, Initium, Real Estate, and SG&A. The achievement of strategic goals may be adversely affected by a wide range of factors, many of which are beyond the Company's control. The inability to execute and integrate strategic plans could have a negative impact on the Company's current operations, market reputation, customer satisfaction and financial position. The Company's ability to implement and achieve its long-term strategic objectives is dependent on the achievement of these strategic plans and initiatives, as well as the availability of sufficient liquidity to fund these planned initiatives. There can be no assurance that such plans and initiatives will yield the expected results, either of which could cause the Company to fall short in achieving financial objectives and long-range goals.

        Additional risk may arise when retailers carrying on business in Canada in competition with the Company engage in marketing activities which are not in full compliance with Canadian legal requirements regarding advertising and labeling rules and product quality standards. Such retailers may gain an unfair advantage and their activities may negatively affect the Company's business and results of operations.

The Company faces risks related to its liquidity and financial position.

        The Company has had recurring operating losses and negative cash flows from operating activities in the last five fiscal years, with net losses beginning in 2014. In response, the Company has taken a number of actions to enhance its financial flexibility, to fund its ongoing business operations and to meet its financial obligations, including the monetization of real estate assets and joint venture interests and the recent drawdown under the Term Credit Agreement. The Company expects to pursue other near-term actions to bolster liquidity and fund ongoing business operations. If the Company continues to incur losses, additional measures may be required to maintain the liquidity necessary to operate its business.

        The success of the Company's strategic plan for 2017 is subject to risks and uncertainties with respect to market conditions and other factors that may cause the Company's actual results, cash flow and performance to differ materially from its plans. The Company cannot be sure that cash flows and other internal and external sources of liquidity (including, if available, the second tranche of up to $175.0 million under the Term Credit Agreement) will at all times be sufficient for its ongoing cash requirements in 2017 or thereafter. If necessary, the Company may need to consider additional actions and steps to improve its cash position and address any potential liquidity shortfall, including further asset monetization transactions and seeking additional external sources of financing. The specific actions taken or assets involved, the timing, and the overall amounts involved will depend on a variety of factors, including market conditions, interest in specific assets, the market valuations of those assets and the Company's underlying operating performance.

        There can be no assurance that the Company's business will generate sufficient cash flow or that future borrowings or other sources of capital will be available to the Company in an amount sufficient to enable it to meet its financial obligations and fund its other liquidity needs. If future cash flow from operations and other capital resources are insufficient to pay obligations as they become due or to fund liquidity needs, the Company may need to take additional actions, including reducing or delaying business activities and capital expenditures, selling assets, and obtaining additional equity or debt capital. There can be no assurance that any such actions would be successful, including that any such external sources of capital would be available.

        Material factors that could result in the Company being unable to fund working capital needs and other obligations, including the implementation of its strategic plan, include: failure to meet revenue projections, competition from online retailers, changes in consumer behaviour, unavailability of the second tranche under the Term Credit Agreement, suppliers refusing to extend credit or imposing unfavourable payment terms, anticipated savings not being achieved, deterioration of retail, market or economic conditions, delays or disruptions to strategic plan initiatives, and risks relating to successful implementation of the Company's ecommerce business.

Due to the seasonality of the Company's business, the Company's results of operations would be adversely affected if the Company's business performed poorly in the fourth quarter or as a result of unseasonable weather patterns.

        The Company's operations are seasonal in nature with respect to results of operations and in products and services offered. Merchandise and service revenues vary by quarter based on consumer spending behaviour. Historically, the Company's revenues and earnings have been higher in the fourth quarter due to the holiday season and it has reported a disproportionate level of earnings in that quarter. In addition, the Company increases its cash used for operations in order to build inventory in the period leading up to the months of November and December in anticipation of higher sales volume in the fourth quarter. As a result, the fourth quarter results of operations significantly impact the Company's annual results of operations. The Company's fourth quarter results of operations may fluctuate significantly based on many factors, including holiday spending patterns and weather conditions. In addition, the Company offers many seasonal goods and services. The Company establishes budgeted inventory levels and promotional activity in accordance with its strategic initiatives and expected consumer demand. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behaviour as a result of unseasonable weather patterns.

If the Company fails to offer merchandise and services that the Company's customers want, the Company's sales may be limited, which would reduce the Company's revenues and profits and adversely impact its results of operations.

        To be successful, the Company must identify, obtain supplies, and offer to customers attractive, relevant and high-quality merchandise and services on a continuous basis. Customer preferences may change over time. If the Company misjudges either the demand for products and services the Company sells or the Company's customers' purchasing habits and tastes, the Company may be faced with excess inventories of some products and missed opportunities for products and services the Company chose not to offer. This could have a negative effect on the Company's business, results of operations and financial condition.

The Company's results depend on its ability to achieve cost savings.

        If the Company is unable to bring its SG&A expenses structure in line with its revenue, this could have an adverse effect on the Company's business and results of operations.

The Company's failure to retain its senior management team and to continue to attract qualified new personnel could adversely affect the Company's business and results of operations.

        The Company's success is dependent on its ability to attract, motivate and retain senior leaders and other key personnel. The loss of one or more of the members of the Company's senior management may disrupt the Company's business and adversely affect its results of operations. Furthermore, the Company may not be successful in attracting, assimilating and retaining new personnel to grow its business profitably. The inability to attract and retain key personnel could have an adverse effect on the Company's business.

If the Company does not successfully manage its inventory levels, the Company's results of operations will be adversely affected.

        The Company must maintain sufficient in-stock inventory levels to operate the business successfully while minimizing out-of-stock levels. A significant portion of inventory is sourced from vendors requiring advance notice periods in order to supply the quantities that we require. These lead times may adversely impact the Company's ability to respond to changing consumer preferences, resulting in inventory levels that are insufficient to meet demand or in merchandise that may have to be sold at lower prices. Inappropriate inventory levels or a failure to accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory may negatively impact the Company's results of operations.

The Company has been unable to date to secure an agreement with a financial institution for the management of the Company's credit and financial services operations, which continues to have a material adverse effect on the Company's results of operations.

        On November 15, 2015, the program agreement between JPMorgan Chase and the Company relating to the Sears Card and Sears MasterCard credit cards expired. The Company continues to consider available options with respect to the future management of the credit and financial services operations, but does not expect it will be able to secure an agreement with substantially the same terms and conditions that it previously had with JPMorgan Chase, and there is a risk that the Company may not be able to secure a new agreement at all, which will continue to have a material adverse effect on the Company's results of operations and financial condition.

If the Company is unable to successfully implement and continue the Company's new consumer financing program, it could adversely affect the Company's results of operations.

        On March 18, 2016, the Company entered into an agreement with easyfinancial Services Inc. to provide a nation-wide point of sale financing platform for customers on large ticket items. If the financing program does not retain and attract customers, this could have a negative effect on the Company's revenues and adversely impact the Company's results of operations and financial condition.

If the Company's new loyalty program is unable to attract and retain a sufficient amount of customers, it could adversely affect the Company's results of operations.

        On November 16, 2015, the Company launched its new and enhanced Sears Club loyalty program which allows customers to earn, and redeem points on purchases at Sears using cash or any debit or credit card accepted by Sears. If the loyalty program does not retain and attract customers, this could have a negative effect on the Company's revenues and adversely impact the Company's results of operations and financial condition.

If the Company is unable to migrate a sufficient amount of catalogue customers and business to online, it could adversely affect the Company's results of operations.

        The Company is purposefully reducing its catalogue space and engaging with customers to move them into the online arena. As the Company manages the migration and frequency from catalogue to online, catalogue sales may not convert to online sales as quickly or in the same volume as the Company expects and the Company may have to increase its marketing efforts and promotional offers to make this change happen in a shorter timeline. In addition, there is a risk that the secular decline of catalogue sales increases at a faster rate than the Company expects.

        If the Company fails to successfully implement its new digital e-commerce platform nation-wide, it could adversely affect the Company's results of operations.

        In 2016, the Company launched the new sears.ca website, incorporating a new technology platform and logistics systems nationally. The Company is currently experiencing operational and integration issues with this website, which the Company is working diligently to address and rectify. However, if it is unable to do so or the new e-commerce platform does not retain and attract customers or otherwise perform in a satisfactory manner, this could have a negative effect on the Company's revenues and reputation and adversely impact the Company's results of operation and financial condition.

The Company relies extensively on computer systems to process transactions, summarize results and manage its business. Disruptions in these systems could harm the Company's ability to run its business.

        Given the number of individual transactions that the Company processes each year, it is critical that the Company maintains uninterrupted operation of its computer and communications hardware and software systems. These systems are subject to obsolescence, damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events such as fires, natural disasters and adverse weather occurrences and usage errors by the Company's employees. If the systems are damaged or cease to function properly, the Company may have to make a significant investment to fix or replace them, may suffer interruptions in operations in the interim and the Company's reputation with its customers may be harmed.

        The Company's ability to maintain sufficient inventory levels in its stores is critical to its success and largely depends on the efficient and uninterrupted operation of its computer and communications hardware and software systems. Any material interruption in the Company's computer operations may have a material adverse effect on the Company's business and results of operations.

The Company relies on foreign sources for significant amounts of its merchandise, and the Company's business may therefore be negatively affected by the risks associated with international trade.

        The Company is dependent on a significant amount of products that originate from non-Canadian markets. In particular, the Company sources a significant amount of products from China. The Company is subject to the risks that are associated with the international sourcing and delivery of merchandise, including: potential economic, social, and political instability in jurisdictions where suppliers are located; structural integrity, health and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; adverse foreign currency fluctuations; changes in laws, rules and regulations pertaining to the export and import of products and quotas; and the imposition and collection of taxes and duties. Any increase in cost to the Company of merchandise purchased from foreign vendors or restriction on the merchandise made available to the Company by such vendors could have an adverse effect on the Company's business and results of operations.

Damage to the reputations of the brands the Company sells could reduce the Company's revenues and profits and adversely impact the Company's results of operations.

        As a diverse and multi-channel retailer, the Company promotes many brands as part of the Company's normal course of business. These brands include the Sears brand, Sears private label brands for product lines such as Jessica®, and non-proprietary brands exclusive to the Company. Damage to the reputation of these brands or the reputation of the suppliers of these brands could negatively impact consumer opinions of the Company or its related products and reduce its revenues and adversely impact its results of operations. In those circumstances, it may be difficult and costly for the Company to regain customer confidence.

If the Company's relationships with its significant suppliers were to be impaired, it could have a negative impact on the Company's competitive position and adversely impact its results of operations and financial condition.

        Although the Company's business is not substantially dependent on any one supplier, its relationship with certain suppliers is of significance to its merchandising strategy, including attracting customers to its locations, cross-segment sales and image. The loss of a significant supplier relationship could result in lower revenues and decreased customer interest in the Company's stores, which, in turn, would adversely affect the Company's results of operations and financial condition. In addition, the Company may not be able to develop relationships with new suppliers, and products from alternative sources, if any, may be of a lesser quality and more expensive than those the Company currently purchases.

The Company relies on third parties to provide it with services in connection with the administration of certain business functions.

        The Company has agreements with third-party service providers (both domestic and international) to provide processing and administration functions over a broad range of areas. These areas include finance and accounting, information technology, call centre, payroll and procurement functions. Services provided by third parties as a part of outsourcing initiatives could be interrupted as a result of many factors, such as social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, systems breakdowns or power outages or other significant events outside of the Company's control, contract disputes, or failure by third parties to provide these services on a timely basis within service level expectations and performance standards, which could result in a disruption of the Company's business, and adversely affect the Company's results of operations. In addition, to the extent the Company is unable to maintain its outsourcing arrangements, it could incur substantial costs, including costs associated with hiring and training new employees, in order to return these services in-house. The Company is currently in the process of repatriating its call centre operations.

The Company relies on its relationship with a number of licensees to manage and operate the day-to-day operations of certain components of the Company's business.

        The Company has licensing arrangements with various third parties. The financial instability of licensees and their inability to fulfill the terms and obligations under their respective agreements with the Company could potentially have a negative effect on the Company's revenues with respect to these arrangements and could cause the Company to incur substantial costs, including moving the services in-house or finding an alternative third party to perform the services.

        Certain of the Company's licensees have recently experienced financial difficulties. On May 27, 2015, TravelBrands Inc. ("TravelBrands") sought and obtained an initial order under the Companies' Creditors Arrangements Act (Canada). The Ontario Superior Court of Justice granted TravelBrands the protections afforded by a stay of proceedings while it continued to pursue restructuring initiatives. TravelBrands exited creditor protection subsequent to the end of Fiscal 2015, and continues to be a licensee of the Company, as the Company signed a new contract with TravelBrands with a revised commission structure during Fiscal 2015. TravelBrands manages the day-to-day operations of all Sears Travel offices and pays fees to the Company.

The lack of willingness of the Company's vendors to provide acceptable payment terms could negatively impact the Company's liquidity and/or reduce the availability of products or services that the Company seeks to procure and sell.

        The Company depends on its vendors to provide it with financing for the Company's purchases of inventory and services. The Company's vendors could seek to limit the availability of vendor credit to the Company or modify other terms under which they sell to the Company, or both, which could negatively impact the Company's liquidity. This could include actions such as slowing or ceasing merchandise shipments or requiring or conditioning the sale or shipment of merchandise on new payment terms or other assurances. Such outcomes could have a negative effect on the Company's business, financial condition and results of operations. In addition, the inability of the Company's vendors to access liquidity, or financial difficulties experienced by the Company's vendors, could lead to their failure to deliver inventory or other services to the Company. Certain of the Company's vendors may finance their operations and/or reduce the risk associated with collecting accounts receivable from the Company by selling or "factoring" the receivables or by purchasing credit insurance or other forms of protection from loss associated with the Company's credit risks. The ability of the Company's vendors to do so is subject to the Company's perceived credit quality. The Company's vendors could be limited in their ability to factor receivables or obtain credit protection in the future because of the Company's perceived financial position and creditworthiness, which could reduce the availability of products or services the Company seeks to procure and sell or increase the cost to the Company of those products and services.

The Company may be subject to product liability claims if people or properties are harmed by the products the Company sells or the services it offers.

        The Company sells products produced by third party manufacturers. Some of these products may expose the Company to product liability claims relating to personal injury, death or property damage caused by such products and may require the Company to take actions, such as product recalls. In addition, the Company also provides various services which could give rise to such claims. Although the Company maintains liability insurance to mitigate these potential claims, the Company cannot be certain that its coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

        Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature, as well as product recalls, could also have a negative impact on customer confidence in the products and services the Company offers and on the Company's reputation, and adversely affect the Company's business and results of operations.

If the Company does not maintain the security of its customers, employees or Company information, the Company could damage its reputation, incur substantial additional costs and become subject to litigation.

        Cyber-security risks, such as malicious software and attempts to gain unauthorized access to data, are rapidly evolving. Technologies or software used to gain unauthorized access, and/or disable, degrade or harm the Company's systems may be difficult to detect or scope for prolonged periods of time, and the Company may be unable to anticipate these actions or put in place adequate protective or preventative measures. These attempts to gain unauthorized access could lead to disruptions in the Company's systems, unauthorized release of confidential or otherwise protected information or corruption of data. If these actions are successful in infiltrating, breaking into, disrupting, damaging or otherwise stealing from the Company's computer systems or those of its third party providers, the Company may have to make significant investments to fix or replace them, may suffer interruptions in its operations in the interim, and may face costly litigation, government investigations, government enforcement actions, fines and/or lawsuits, the ability of customers to shop with the Company may be impacted or halted, and the Company's reputation with its customers and the public may be significantly harmed. There is no guarantee that the procedures implemented by the Company to protect against unauthorized access to secured data will be adequate to safeguard against all data security breaches. A data security breach or any failure by the Company to comply with applicable privacy and information security laws and regulations could result in a loss of customer or public confidence and negatively impact the Company's business and results of operations.

The Company may be subject to failure of its IT systems and to data breaches.

        The Company depends on the uninterrupted operation of its IT systems, networks and services, including internal and public internet sites, data hosting and processing facilities, cloud-based services and hardware, such as point-of-sale processing at stores, to operate its business.

        The Company has implemented security measures, including employee training, monitoring and testing, maintenance of protective systems and contingency plans, to protect and to prevent unauthorized access of confidential information and to reduce the likelihood of disruptions to its IT systems. The Company also has security processes, protocols and standards that are applicable to its third party service providers.

        Despite these measures, all of the Company's information systems, including its back-up systems and any third party service provider systems that it employs, are vulnerable to damage, interruption, disability or failures due to a variety of reasons, including physical theft, electronic theft, fire, power loss, computer and telecommunication failures or other catastrophic events, as well as from internal and external security breaches, denial of service attacks, viruses, worms and other known or unknown disruptive events.

        The Company or its third party service providers may be unable to anticipate, timely identify, or appropriately respond, to one or more of the rapidly evolving and increasingly sophisticated means by which computer hackers, cyber terrorists and others may attempt to breach the Company's security measures or those of our third party service providers' information systems.

The Company is subject to payment-related risks that could increase its operating costs, expose the Company to fraud or theft, subject the Company to potential liability and potentially disrupt the Company's business operations.

        As a retailer who accepts payments using a variety of methods, including credit and debit cards, and gift cards, the Company is subject to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. The regulatory environment related to information security and privacy is increasingly rigorous, with new and constantly changing requirements applicable to the business, and compliance with those requirements could result in additional costs or accelerate these costs.

        For certain payment methods, including credit and debit cards, the Company pays interchange and other fees, which could increase over time and raise the Company's operating costs. The Company relies on third parties to provide payment processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these parties are unable to provide these services to the Company, or if their systems are compromised, it could disrupt the Company's business.

        The payment methods that the Company offers also subject the Company to potential fraud and theft by persons who seek to obtain unauthorized access to or exploit any weaknesses that may exist in the payment systems.

The Company is subject to a number of long-term real estate leases which could restrict the Company's ability to respond to changes in demographics or the retail environment and adversely impact the Company's results of operations.

        As of January 28, 2017, the Company operated a total of 95 full-line department stores, 141 specialty stores (including 26 Sears Home stores, 14 Outlet stores, 69 Hometown stores operated under independent local ownership and 32 Corbeil stores), 830 catalogue and online merchandise pick-up locations and 62 Sears Travel offices. Company-owned stores consist of 10 full-line department stores (including two stores that are included in our Outlet channel based on their merchandise mix) and two Sears Home stores, with the majority of the remainder held under long-term leases. While the Company is able to change its merchandise mix and relocate stores in order to maintain competitiveness, the Company is restricted from vacating a current site without breaching its contractual obligations and incurring lease-related expenses for the remaining portion of the lease-term. The long-term nature of the leases may limit the Company's ability to respond in a timely manner to changes in the demographic or retail environment at any location, which could adversely affect the Company's results of operations. In addition, when leases for the stores in the Company's ongoing operations expire, the Company may be unable to negotiate renewals, either on commercially acceptable terms, or at all, which could cause us to close stores. Accordingly, the Company is subject to the risks associated with leasing real estate, which could have an adverse effect on the Company's results of operations.

The Company may be subject to legal proceedings if the Company violates the operating covenants in its real estate leases that could adversely affect the Company's business and results of operations.

        As of January 28, 2017, the Company had operating covenants with landlords for approximately 95 Sears brand corporate stores. An operating covenant generally requires the Company, during normal operating hours, to operate a store continuously in the identified format as required in the lease agreement. As of January 28, 2017, the remaining term of the various Sears operating covenants ranged from less than one year to 28 years, with an average remaining term of approximately five years, excluding options to extend leases. Failure to observe operating covenants may result in legal proceedings against the Company, as well as termination of the applicable lease, and adversely affect the Company's business and results of operations.

The Company is subject to laws and regulations that impact its business and a failure to comply with such laws and regulations could lead to lawsuits or regulatory actions against the Company that could adversely affect the Company's business and results of operations.

        Laws and regulations are in place to protect the interests and well-being of the Company's customers and communities, business partners, suppliers, employees, shareholders and creditors. Changes to laws, regulations or regulatory policies, including changes in the interpretation, implementation or enforcement of laws, regulations and regulatory policies, could adversely affect the Company's business and results of operations. In addition, the Company may incur significant costs in the course of complying with any changes to applicable laws, regulations and regulatory policies.

        The Company's failure to comply with applicable laws, regulations or regulatory policies could result in a judicial or regulatory judgment or sanctions and financial penalties that could adversely impact the Company's reputation, business and results of operations. Although the Company believes that it has taken reasonable measures designed to ensure compliance with applicable laws, regulations and regulatory policies in the jurisdictions in which it conducts business, there is no assurance that the Company will always be in compliance or determined to be in compliance.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including those related to foreign private issuers and the Sarbanes-Oxley Act of 2002, and related regulations implemented by securities regulatory authorities in Canada and the United States are creating uncertainty for foreign private issuers, increasing legal and financial compliance costs, and making some activities more time consuming. The Company is currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of additional costs it may incur or the timing of such costs. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. The costs of compliance or our failure to comply with these laws, rules and regulations could adversely affect our reputation, business, results of operations, financial condition and the price of our common shares.

The Company may lose its foreign private issuer status under United States securities laws in the future, which could result in significant additional costs and expenses to the Company.

        In order to maintain the Company's current status as a foreign private issuer ("FPI") under U.S. federal securities laws, a majority of the Company's common shares must be directly or indirectly owned of record by non-U.S. residents subject to the following: if the majority of the Company's common shares are owned of record by U.S. residents, and any of (i) the majority of the Company's executive officers or directors are U.S. citizens or residents, (ii) more than 50% of the Company's assets are located in the United States or (iii) the Company's business is administered principally in the United Sates, then the Company would lose its FPI status. The Company currently qualifies as a FPI, but there can be no assurance that it will continue to meet these requirements in the future. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian FPI. If the Company ceases to be a FPI, it would not be eligible to use the multijurisdictional disclosure system or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms currently available to the Company. The Company may also be required to prepare its financial statements in accordance with U.S. generally accepted accounting principles, and these additional reporting obligations could be costly and have a negative impact on the Company's financial condition.

The Company is required to comply with federal and provincial environmental laws and regulations, the cost of which may adversely affect the Company's results of operations and financial condition.

        The Company is exposed to environmental risk as an owner, lessor and lessee of property. Under federal and provincial laws, the owner, lessor or lessee could be liable for the costs of removal and remediation of certain hazardous substances on its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could lead to claims against the Company.

        The Company is currently remediating various locations across Canada where it has operated auto centres, gas bars and a logistics facility. In some cases, the extent of the remediation and the costs thereof have not yet been determined. The Company continues to monitor the costs of remediation and appropriately provide for these costs in its reserves. If we commit to renovating a leased or owned building that contains or may contain asbestos, or if asbestos is inadvertently disturbed, we will be legally obligated to comply with asbestos removal standards. The extent of this liability has not yet been determined because the costs to remove asbestos depend on various factors, including, among others, the location and extent of any renovations undertaken. Inadvertent disturbance of asbestos cannot be foreseen. The costs incurred by the Company could be significant and may negatively impact the Company's results of operations and financial condition.

The Company is exposed to a variety of legal proceedings, including class action lawsuits, and tax audits which, if adversely decided, could materially adversely affect the Company.

        The Company is currently involved in various legal proceedings incidental to the normal course of business. Although the Company is of the view that the final disposition of any such litigation is not expected to have a material adverse effect on its liquidity, consolidated financial position or results of operations, the outcome of such litigation cannot be predicted with certainty. As a result, it could have an adverse impact on the Company's reputation and ultimately a material adverse effect on the Company's results of operations and financial condition.

        In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While we believe that the Company's tax filing positions are appropriate and supportable, periodically, certain matters are reviewed and from time to time are challenged by the tax authorities. As the Company routinely evaluates and provides for potentially unfavorable outcomes with respect to any tax audits, it believes that the final disposition of tax audits will not have a material adverse effect on its liquidity, financial position or results of operations. If the result of a tax audit materially differs from the existing provisions, the Company's effective tax rate and impact on liquidity could be affected positively or negatively in the period in which the tax audits are completed.

The Company's results of operations may be adversely impacted if insurance coverage is deemed insufficient or if the Company or the insurance industry is affected by unexpected material events.

        The Company maintains directors and officers insurance, liability insurance, and property insurance and this insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. Although the Company has taken measures to ensure that it has the appropriate coverage, including maintaining an annual reserve for liability claims, there is no guarantee that the Company's insurance coverage will be sufficient, or that insurance proceeds will be paid to us in a timely manner. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters or business interruption. If we incur these losses and they are material, our business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

Events outside the Company's control such as social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, systems breakdowns or power outages could have a material adverse effect on the Company's business and results of operations.

        The Company's business is sensitive to customers' spending patterns, which may be affected by domestic and international social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, or other significant events outside of the Company's control, any of which could lead to a decrease in spending by consumers. In addition, such events as well as systems breakdowns and power outages could cause store closures, disrupt supply chain or other operations, delay shipments of merchandise to consumers, reduce revenue and result in expenses to repair or replace facilities. Disruptions during a peak season, such as the month of December, which may account for up to 40% of a year's earnings, could have a particularly adverse effect on the Company's business and results of operations.

The Company's business could suffer if it is unsuccessful in making, integrating, and maintaining acquisitions and investments.

        From time to time we pursue strategic acquisitions of, joint arrangements with, or investments in, other companies or businesses, although the Company has no present commitments with respect to any material acquisitions or investments. Any such acquisition, joint arrangement or investment may require the Company to spend its cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce the Company's short-term liquidity and harm its business. Acquisitions, joint arrangements and investments also increase the complexity of the Company's business and strain its management, personnel, operations, supply chain, financial resources, and internal financial controls and reporting functions. The Company may not be able to manage acquisitions, joint arrangements or investments effectively, which could damage the Company's reputation, limit its growth and adversely affect its business and results of operations.

Financial Risks

The Company's business has been and will continue to be affected by Canadian and worldwide economic conditions; worsening of current economic conditions could lead to reduced revenues and gross margins, and negatively impact the Company's liquidity.

        The Company plans its operations giving regard to economic and financial variables that are beyond its control. Changes to these variables may adversely impact the Company's performance. Should current economic conditions worsen, heightened competition, a decline in consumer confidence, lower disposable income, higher unemployment and personal debt levels may result, which could lead to reduced demand for the Company's products and services. Any of these events could cause the Company to increase inventory markdowns and promotional expenses, thereby reducing the Company's gross margins and adversely affecting results of operations. If the Canadian or global economies worsen, the Company could experience a decline in same store sales, erosion of gross profit and profitability.

        Volatility in fuel and energy costs may have a significant impact on the Company's operations. The Company requires significant quantities of fuel for the vehicles used to distribute and deliver inventory and the Company is exposed to the risk associated with variations in the market price for petroleum products. The Company could experience a disruption in energy supplies, including its supply of gasoline, as a result of factors that are beyond the Company's control, which could have an adverse effect on the Company's business. In addition, if certain of the Company's vendors experience increases in the cost of products they purchase due to the strengthening of the U.S. dollar, it could result in increases in the prices that the Company pays for merchandise, particularly apparel and appliances, and adversely affect the Company's results of operations. During Fiscal 2016, Adjusted EBITDA was negatively impacted by $59.5 million due to the weakening Canadian dollar compared to the U.S. dollar.

Limits on the availability of financing may affect the Company's access to liquidity.

        In addition to credit terms from vendors, the Company's liquidity needs are funded by its operating cash flows, borrowings under credit facilities, asset sales and, if available, access to capital markets. The availability of financing depends on numerous factors, including economic and market conditions, the Company's operating performance, and lenders' assessments of the Company's prospects and the prospects of the retail industry in general. Changes in these factors may affect the cost of financing, liquidity and ability to access financing sources.

        While the Amended Credit Facility currently provides for up to $300.0 million of lender commitments, availability under the Amended Credit Facility is determined pursuant to a borrowing base formula based on eligible assets consisting of inventory and credit card receivables less applicable reserves which may be applied by the lenders at their discretion pursuant to the Amended Credit Facility. Availability under the Term Credit Agreement is also based on a borrowing base formula based on eligible assets consisting of inventory and credit card receivables and, to the extent the second tranche is advanced, eligible qualifying real estate and leasehold interests, less applicable reserves applied by the lenders at their discretion under the Term Credit Agreement. If the value of eligible assets, net of any applicable reserves, are not sufficient to support borrowings of up to the full amount of the commitments under the facility, the Company will not have full access to the facility and additional reserves are required to be imposed under the Amended Credit Facility with the result that the Company could have access to a lesser amount as determined by the borrowing base and reserve estimates applicable under the Amended Credit Facility and the Term Credit Agreement. Availability under the Amended Credit Facility was $192.3 million as at January 28, 2017. The Term Credit Agreement provides for a five-year secured term loan of up to $300.0 million. The loan is available in two tranches: a first tranche of $125.0 million, which was drawn in full by the Company on March 20, 2017, and a second tranche of up to a further $175.0 million (to be secured by qualifying owned and leased real estate), which is available to be drawn at the Company's option, subject to the satisfaction of various conditions, including receipt by the lenders of satisfactory appraisals and environmental reports. The first tranche is secured on a subordinated basis behind the Amended Credit Facility on inventory, credit card receivables and other assets securing that facility, and the second tranche will be secured by a first charge on owned and leased real estate that satisfy mutually agreed eligibility criteria. The availability of the second tranche will also be subject to the acceptance by the lenders of the real estate and leasehold interests proposed by the Company and by the Company satisfying specified conditions, including receipt by the lenders of satisfactory appraisals and environmental reports. Accordingly, there can be no assurance the Company will receive the full (or any) amount of the second tranche.

        The lenders under our credit facilities may not be able to meet their commitments if they experience shortages of capital and liquidity and there can be no assurance that the Company's ability to otherwise access the credit markets will not be adversely affected by changes in the financial markets and the global economy.

Fluctuations in U.S. and Canadian dollar exchange rates may adversely impact the Company's results of operations.

        The Company's foreign exchange risk is currently limited to currency fluctuations between the Canadian and U.S. dollar. The Company is vulnerable to increases in the value of the U.S. dollar relative to the Canadian dollar because almost all of its revenues are denominated in Canadian dollars and a substantial amount of the merchandise the Company purchases is priced in U.S. dollars. The cost of these goods in Canadian dollars rises when the U.S. dollar increases in value relative to the Canadian dollar and, as a result, the Company may be forced to increase its prices or reduce its gross margins. We may use foreign currency forward and option contracts to hedge the exchange rate risk on a portion of the Company's expected requirement for U.S. dollars. There can be no assurance that the Company's hedging efforts will achieve their intended results or that the Company's estimate of its requirement for U.S. dollars will be accurate, with the result that currency fluctuations may have an adverse impact on the Company's results of operations. Also, hedging efforts may have the effect of limiting or reducing the total returns to the Company if management's expectations concerning future events prove to be incorrect, in which case the costs associated with the hedging efforts may outweigh their benefits. Furthermore, many vendors who are paid in Canadian dollars may have significant costs that are priced in U.S. dollars. Such vendors may seek to increase prices charged to the Company for goods and services and, as a result, the Company may be forced to increase its prices or reduce its gross margins.

        The Term Credit Agreement, and compliance with the borrowing base thereunder, is calculated and determined in U.S. dollars.

        In addition, any significant appreciation of the Canadian dollar relative to the U.S. dollar presents an additional challenge to the Company as its customers are motivated to cross-border shop, which may have an adverse impact on the Company's results of operations.

The Company is exposed to counterparty credit risk which could adversely affect its results of operations.

        Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of counterparties to meet their payment obligations to the Company. Exposure to credit risk exists for derivative instruments, cash, accounts receivable and investments included in other long-term assets. Cash, accounts receivable, derivative financial assets and other long-term assets of $303.0 million as at January 28, 2017 (January 30, 2016: $381.2 million) expose the Company to credit risk should the borrower default on maturity of the investment.

        Although the Company seeks to manage this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating, there can be no assurance that the Company will be able to successfully manage its credit risk.

        The Company invests its surplus cash in investment grade, short-term money market instruments, the return on which depends upon interest rates and the creditworthiness of the issuer. The Company attempts to mitigate credit risk resulting from the possibility that an issuer may default on repayment by requiring that issuers have a minimum credit rating and limiting exposures to individual borrowers.

Expenses associated with the Company's retirement benefit plans may fluctuate significantly depending on changes in actuarial assumptions, future market performance of plan assets, and other events outside of the Company's control and adversely affect the Company's results of operations.

        The Company currently maintains a hybrid registered pension plan with a defined benefit component, a non-registered supplemental savings arrangement and a defined benefit non-pension retirement plan, which provides life insurance, medical and dental benefits to eligible retired employees through a health and welfare trust. The defined benefit component of the hybrid registered pension plan continues to accrue benefits related to future compensation increases although no further service credit is earned. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for employees who had not achieved the eligibility criteria for these non-pension retirement benefits as at December 31, 2008.

        There is no assurance that the Company's retirement benefit plans will be able to earn the assumed rate of return. New regulations, regulatory orders, changes in actuarial assumptions and market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the estimates.

        Management is required to use assumptions to account for the plans in conformity with IFRS. However, actual future experience will differ from these assumptions giving rise to actuarial gains or losses, and those differences may be material. Plan assets consist primarily of cash, alternative investments, marketable equity and fixed income securities. The value of the marketable equity and fixed income investments will fluctuate due to changes in market prices. Plan obligations and annual pension expense are determined by independent actuaries and through the use of a number of assumptions.

        Although the Company believes that the assumptions used in the actuarial valuation process are reasonable, there remains a degree of risk and uncertainty which may cause results to differ materially from expectations. Significant assumptions in measuring the benefit obligations and pension plan costs include the discount rate and the rate of compensation increase. See Note 19.4 "Pension assumptions" of the Notes to the Consolidated Financial Statements for Fiscal 2016 for more information on the actuarial assumptions for the plans.

The Company is exposed to interest rate risk which could adversely affect its results of operations.

        Interest rate risk reflects the sensitivity of the Company's financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive. Cash, and borrowings under the Company's credit facilities are subject to interest rate risk. The total outstanding balance subject to interest rate risk as at January 28, 2017 was a net asset of $235.8 million (January 30, 2016: $315.2 million). An increase or decrease in interest rates of 25 basis points (0.25%) would cause an after-tax impact on net loss of $0.4 million.

The Company faces risks associated with impairment of intangible and other long-lived assets.

        The Company's intangible assets and long-lived assets, primarily consisting of stores, are subject to periodic testing for impairment. A significant amount of judgment is involved in the periodic testing. Failure to achieve sufficient levels of cash flow within each of the Company's cash generating units or specific operating units could result in impairment charges for intangible assets or long-lived assets, which could have a material adverse effect on the Company's reported results of operations.

Risks Relating to the Company's Relationship with Sears Holdings

The Company may lose rights to material intellectual property if Sears Holdings' equity ownership in the Company falls below specified thresholds or in other circumstances involving financial distress.

        The Company relies on its right to use the "Sears" name, including as part of the Company's corporate and commercial name, which the Company considers a significant and valuable aspect of its business. The Company's right to use the "Sears" name and certain other brand names is subject to the terms of the license agreement with Sears, Roebuck and Co. dated January 26, 1987, as amended (the "License Agreement"), which states that, if Sears Holdings' ownership interest in the Company is reduced to less than 10.0%, the License Agreement would remain in effect for a period of five years after such reduction in ownership (subject to an extension of up to four years at a royalty rate to be agreed equal to the lesser of a fair market rate based on the value of such mark or the lowest rate which will provide a reasonable incentive to induce Sears Canada to phase out the use of such mark during such extended period, if the Company reasonably determines that a longer transition is necessary), after which the Company would no longer be permitted to use the "Sears" name and certain other brand names. In addition, the License Agreement also provides that the Company's license to use the "Sears" name and certain other brand names will terminate on the occurrence of certain bankruptcy events involving the Company. In addition, in the event of a bankruptcy proceeding involving Sears Holdings, there is a risk of the License Agreement being terminated under applicable U.S. insolvency legislation. Losing the right to use these intellectual properties could significantly diminish the Company's competitiveness in the marketplace and could materially harm the business. If the License Agreement is terminated, the Company may attempt to renegotiate such agreement although the terms of any such renegotiated agreement may be less favourable to the Company.

        Sears Holdings publicly disclosed on March 21, 2017 that, based on its historical operating results, substantial doubt exists as to its ability to continue as a going concern. As a result, there may be an increased risk of the License Agreement being terminated in a bankruptcy proceeding involving Sears Holdings at some point in the future.

Some of the Company's directors may be subject to potential conflicts of interest because of their relationship with ESL or Sears Holdings, including ownership of its common stock.

        Some of the Company's directors are employees of ESL or Sears Holdings and may own Sears Holdings or ESL common stock. These relationships could create, or appear to create, conflicts of interest with respect to matters involving both the Company and Sears Holdings or ESL.

Risks Relating to Our Common Shares

As long as ESL exerts significant voting influence over the Company, a shareholder's ability to influence matters requiring shareholder approval will be limited.

        ESL is the largest shareholder of the Company, both directly through its ownership of common shares of the Company, and indirectly through its ownership in Sears Holdings. Prior to October 16, 2014, Sears Holdings was the controlling shareholder of the Company.

        As at April 26, 2017, ESL was the beneficial holder of approximately 45.3% of the common shares of the Company and Sears Holdings was the beneficial holder of approximately 11.7%, of the common shares of the Company.

        So long as ESL directly or indirectly controls the Company through its ownership of our common shares, it will have the ability to control the election of the Board of Directors and the outcome of certain shareholder votes. Accordingly, ESL will have the ability to exercise control over certain actions to be taken or approved by the Company's directors and shareholders, including with respect to mergers or business combinations or dispositions of all or substantially all of our assets.

        ESL's voting control may discourage transactions involving a change of control of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over the then-current market price. Subject to certain limits, ESL is also not prohibited from selling a controlling interest in the Company to a third party and may do so without shareholder approval and, subject to applicable laws, without providing for a purchase of other shareholders' common shares. Accordingly, shareholders' common shares may be worth less than they would be if ESL did not maintain voting control over the Company.

        ESL's interests may be different than other shareholders' interests and Sears Holdings and ESL may have investments in other companies that compete with the Company and may have interests that from time to time diverge from the interests of the Company's other shareholders, particularly with regard to new investment opportunities.

        In addition, conflicts of interest may arise between Sears Holdings and/or ESL and the Company, including corporate opportunities, potential acquisitions or transactions as well as other matters. The Company may be adversely affected by any conflicts of interest between Sears Holdings and/or ESL and the Company. Furthermore, neither Sears Holdings nor ESL owes the Company or the Company's shareholders any fiduciary duties under Canadian law.

        If Sears Holdings were to experiences financial difficulty, it is not possible to predict with certainty the jurisdiction or jurisdictions in which insolvency or similar proceedings would be commenced or the outcome of such proceedings. If a bankruptcy, insolvency or similar event occurs, there could be proceedings involving Sears Holdings in the United States or elsewhere and it is possible that the Company could be made a part of these proceedings.

The price of the Company's common shares may decline if ESL or Sears Holdings alter their strategy with respect to their ownership of the Company's shares.

        ESL and Sears Holdings have advised the Company that they have not reached any decision regarding whether or for how long they will retain their share ownership in the Company and what form, if any, the disposition or distribution of their common shares will take. ESL and Sears Holdings will, in their respective sole discretions, determine the timing and terms of any transactions with respect to their common shares, taking into account business and market conditions and other factors that they deem relevant. Neither ESL or Sears Holdings are subject to any contractual obligation to maintain their ownership position in the Company, nor is ESL subject to any contractual obligation to the Company to maintain its ownership in Sears Holdings. Consequently, we cannot be assured that either ESL or Sears Holdings will maintain its current direct or indirect ownership of the Company's common shares. Any announcement by ESL or Sears Holdings that they have reached a determination regarding what to do with their direct or indirect ownership of our common shares, or the perception by the investment community that ESL or Sears Holdings has reached such a determination, could have an adverse impact on the price of the Company's common shares as well as our business generally.

The market price of the Company's common shares is subject to market value fluctuations.

        From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Company's common shares for reasons unrelated to its performance. The value of the Company's common shares is also subject to market value fluctuations based on factors which influence its operations, such as legislative or regulatory developments, competition, technological change and global capital market activity.

QuickLinks

  Exhibit 99.2